B2GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the quarter ended June 30, 2017
(All tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at August 9, 2017 and contains certain “forward-looking statements” under Canadian and United States securities laws. All statements, other than statements of historical fact, included herein, including without limitation statements regarding potential mineralization, exploration results and future plans and objectives of B2Gold Corp. (the “Company” or “B2Gold”), are forward-looking statements that involve various risks, uncertainties and assumptions. See the “Caution on Forward-Looking Information” section. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements, as a result of a number of factors, including those set out in “Risks and Uncertainties.”
The following discussion of the operating results and financial position of the Company should be read in conjunction with the unaudited condensed interim consolidated financial statements and the notes thereto of the Company for the three and six months ended June 30, 2017 which have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the audited consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2016. All amounts are expressed in United States dollars, unless otherwise stated. All production results and the Company's guidance presented in this MD&A reflect total production at the mines the Company operates on a 100% basis.
Additional information related to B2Gold Corp., including the Annual Information Form, is available on SEDAR at www.sedar.com.
OVERVIEW
B2Gold Corp. is a Vancouver-based gold producer with four operating mines (one in Namibia, one in the Philippines and two in Nicaragua) and one mine under construction in Mali. In addition, the Company has a portfolio of other evaluation and exploration projects in Mali, Burkina Faso, Colombia, Nicaragua, Namibia and Finland. The Company currently operates the Otjikoto Mine in Namibia, the Masbate Mine in the Philippines and La Libertad and El Limon mines in Nicaragua. The Company presently has an effective 90% interest in the Fekola Project in Mali (as described below, it is expected that the State of Mali will acquire an additional 10% interest), an 81% interest in the Kiaka Project in Burkina Faso and a 49% interest in the Gramalote Project in Colombia.
Consolidated gold revenue in the second quarter of 2017 was $164.3 million on sales of 131,737 ounces at an average price of $1,247 per ounce compared to $164.8 million on sales of 130,829 ounces at an average price of $1,260 per ounce in the second quarter of 2016. For the first half of 2017, consolidated gold revenue was $310.6 million on sales of 251,674 ounces at an average price of $1,234 per ounce compared to $309.1 million on sales of 251,728 ounces at an average price of $1,228 per ounce in the first half of 2016.
Consolidated gold production in the second quarter of 2017 was 121,448 ounces, 1% (or 1,611 ounces) above budget. The above budgeted gold production was attributable to the continued strong operational performances of both the Masbate Mine in the Philippines and Otjikoto Mine in Namibia which together more than offset production shortages from La Libertad and El Limon mines in Nicaragua (refer to “Review of Mining Operations and Development Projects" section below). Gold production at El Limon is expected to return to more normal levels by the fourth quarter of 2017, as a result of the successful rehabilitation of a key dewatering well at Santa Pancha 1. Compared to the prior year quarter, consolidated gold production was lower by 10% (or 13,794 ounces), reflecting the operational issues at La Libertad and El Limon. In addition, the prior-year quarter had benefitted from near record levels of gold production from Masbate as a result of the higher grade ore from Main Vein Stage 1 Pit which is no longer active.
In the second quarter of 2017, consolidated cash operating costs1 were $631 per ounce, $81 per ounce or 11% less than budget but $137 per ounce or 28% more than the second quarter of 2016. The favourable variance against budget reflects higher than budgeted gold production and slightly lower production costs at the Masbate and Otjikoto mines. These favourable variances were partially offset by the lower production from La Libertad and El Limon mines. Consolidated cash operating costs per ounce in the second quarter of 2017 were higher than the second quarter of 2016 mainly due to higher production in 2016 as described above and higher production costs including higher fuel unit costs. A significantly weaker Namibian dollar/US dollar foreign exchange rate in 2016 also impacted the actual cash costs.

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1 “Cash operating costs” a non-IFRS measure; for a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

Consolidated gold production in the first half of 2017 was 254,184 ounces (first half of 2016 - 263,086 ounces), 4% (or 9,566 ounces) above budget. Gold production is anticipated to be weighted towards the second half of the year due to the anticipated start-up of Fekola combined with lower expected average strip ratios at Masbate and Otjikoto in the second half of the year. For the first half of 2017, consolidated cash operating costs were $596 per ounce, $81 per ounce or 12% less than budget but $99 per ounce or 20% more than the comparable period in 2016. The variance from budget and prior year are driven by the same factors as those for the second quarter of 2017 described above.
All-in sustaining costs2 for the three months ended June 30, 2017 were $974 per ounce compared to budget of $1,159 per ounce and $731 per ounce for the prior year quarter, with reductions compared to budget driven by the same factors impacting the reduction in cash operating costs per ounce. In addition there were lower than budgeted sustaining capital expenditures at several mine sites during the quarter: Otjikoto budgeted mobile equipment purchases of $10.4 million were not incurred during the second quarter of 2017; partially offset by higher sustaining capital expenditures due to the timing of mobile equipment purchases which were budgeted to occur in the first quarter of 2017 but occurred in the second quarter of 2017. Compared to the prior-year quarter, all-in sustaining costs were $243 per ounce higher mainly due to the higher cash operating costs per ounce and capital expenditures (reflecting Masbate’s planned 2017 mine fleet and expansion costs and capitalized pre-stripping costs). All-in sustaining costs for the six months ended June 30, 2017 were $929 per ounce compared to a budget of $1,155 per ounce and $801 per ounce for the same period in 2016. The reductions were driven by the same factors impacting the reduction in cash operating costs per ounce as well as lower than budgeted capital expenditures at several mine sites due to the timing of mobile equipment purchases.
For the second quarter of 2017, the Company generated net income of $19.3 million ($0.02 per share) compared to a net loss of $(11.8) million ($(0.01) per share) in the second quarter of 2016. The Company had adjusted net income3 of $12.9 million ($0.01 per share) for the second quarter of 2017 compared to adjusted net income of $29.0 million ($0.03 per share) in the second quarter of 2016. For the six months ended June 30, 2017, the Company generated net income of $14.7 million ($0.02 per share) compared to a net loss of $(5.2) million (negative $0.00 per share) in the comparable period in 2016. Adjusted net income for the six months ended June 30, 2017 was $32.2 million ($0.03 per share) compared to $47.8 million ($0.05 per share) for the six months ended June 30, 2016.
On March 14, 2017, the Company received a binding letter of commitment from the Canadian Imperial Bank of Commerce to participate in the Company’s revolving credit facility (“existing RCF”) Bank Lending Syndicate. On May 8, 2017, the loan documentation was completed and the aggregate amount of the existing RCF increased from $350 million to $425 million. On July 7, 2017, the Company entered into an amended and restated credit agreement with its syndicate of international banks ("amended RCF") of an aggregate amount of $500 million, representing a $75 million increase from the principal amount of $425 million under its existing RCF. The amended RCF also allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be increased to $600 million any time prior to the maturity date. The term of the upsized revolving credit facility is four years, maturing on July 7, 2021.

With the announcement of the recently upsized RCF to $500 million, the Company has given itself increased financial flexibility. Proceeds from the new upsized RCF will be used for general corporate purposes and may be used to prepay or repay the Company's existing convertible notes and for financing acquisitions.
During the three and six months ended June 30, 2017, the Company entered into new Prepaid Sales contracts for 12,502 and 25,282 ounces, respectively, priced at $15.0 million and $30.0 million, respectively, for delivery between January 31, 2019 and May 20, 2019 replacing the Prepaid Sales ounces delivered into during the first half of 2017.
Fekola Project capital expenditures for the three and six months ended June 30, 2017 totalled $75.0 million and $142.8 million, respectively, versus a total budget of $80.6 million and $145.9 million, respectively. Expenditures on the Fekola Project to date are $513.9 million including $41 million of preconstruction expenditures compared with a budget to date of $522.3 million. Mine construction at the Fekola Project in Mali remains 3 months ahead of schedule for an anticipated October 1, 2017 pre-commercial production start and remains on budget. At the end of the quarter, the construction phase was more than 90% complete, and commissioning had begun. Open-pit mining (hard-rock drilling and blasting) commenced at Fekola in May 2017. As at June 30, 2017, the Fekola Project had stockpiled approximately 750,000 tonnes of ore with average gold grades in-line with the geological model. For the fourth quarter of 2017, pre-commercial production from Fekola is now estimated to be between 50,000 to 55,000 ounces of gold (compared to initial estimates of between 45,000 to 55,000 ounces of gold).

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2 “All-in sustaining costs” is a non-IFRS measure; for a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”
3 “Adjusted net income” is a non-IFRS measure; for a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

As at June 30, 2017, the Company remained in a solid financial position with working capital of $46.1 million including unrestricted cash and cash equivalents of $88.2 million. In addition, the Company had drawn $250 million under the $425 million existing RCF, leaving an undrawn and available balance under the existing facility at that time of $175 million. Subsequent to June 30, 2017, the Company drew down an additional $25 million under the amended RCF leaving an undrawn and available balance under the amended RCF of $225 million. At June 30, 2017, the Company also had Euro 36.4 million of undrawn capacity on its Fekola equipment loan facility, $17.8 million of undrawn capacity on its Masbate equipment loan facility and $6.5 million of undrawn capacity on its Otjikoto equipment loan facility.
B2Gold is projecting another year of solid growth. For full year 2017, the Company has revised its consolidated production guidance range moderately lower (4%) to between 530,000 and 570,000 ounces of gold (previously between 545,000 and 595,000 ounces), including estimated pre-commercial production from Fekola. The Company expects continued strong performances from Masbate and Otjikoto, combined with Fekola’s early October 1, 2017 pre-commercial production start, to largely offset any lower production from La Libertad and El Limon. Overall, the Company’s 2017 guidance for consolidated cash operating costs of between $610 and $650 per ounce and consolidated all-in sustaining costs of between $940 and $970 per ounce remains unchanged. Please see “Review of Mining Operations and Development Projects” section below for individual mine site guidance updates.
Looking forward to 2018, with the planned first full year of production from the Fekola Project (based on current assumptions and updates to the Company’s long-term mine plans), the Company is projecting its consolidated gold production to increase significantly by approximately 65% (from 2016) and to be between 900,000 and 950,000 ounces. The Fekola Project is expected to be a large low-cost producer and should enable the Company to significantly reduce its forecast longer term cash operating costs per ounce and all-in sustaining cost per ounce. The Company’s forecast consolidated cash operating costs per ounce and all-in sustaining cost per ounce are expected to decrease in 2018 (compared to 2017) and be comparable to the Company’s 2016 revised cost guidance ranges (of $500 to $535 per ounce for cash operating costs and $780 to $810 per ounce for all-in sustaining cost).

REVIEW OF FINANCIAL RESULTS
Selected Quarterly and Year-to-date Financial and Operating Results

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016

Gold revenue ($ in thousands)	164,322	164,803	310,578	309,055

Net income (loss) ($ in thousands)	19,264	(11,806)	14,707	(5,155)

Earnings (loss) per share – basic(1) ($/share)	0.02	(0.01)	0.02	(0.00)

Earnings (loss) per share – diluted(1) ($/share)	0.02	(0.01)	0.02	(0.00)

Cash flows from operating activities(2) ($ in thousands)	48,023	67,604	87,622	239,157

Gold sold (ounces)	131,737	130,829	251,674	251,728

Average realized gold price ($/ounce)	1,247	1,260	1,234	1,228

Gold produced (ounces)	121,448	135,242	254,184	263,086

Cash operating costs(3) ($/ounce gold)	631	494	596	497

Total cash costs(3) ($/ounce gold)	678	535	641	540

All-in sustaining costs(3) ($/ounce gold)	974	731	929	801

Adjusted net income(3) ($ in thousands)	12,851	28,977	32,208	47,849

Adjusted earnings per share(3) – basic ($)	0.01	0.03	0.03	0.05
(1) Attributable to the shareholders of the Company.
(2) Cash flows provided by operating activities for the three and six months ended June 30, 2017 included proceeds from Prepaid Sales transactions and delivery into Prepaid Sales transactions while the six months ended June 30, 2016 included $120 million in proceeds from Prepaid Sales transactions.
(3) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.
Second quarter 2017 and 2016
Revenue
Consolidated gold revenue in the second quarter of 2017 was $164.3 million on sales of 131,737 ounces at an average price of $1,247 per ounce compared to $164.8 million on sales of 130,829 ounces at an average price of $1,260 per ounce in the second quarter of 2016.

Consolidated gold revenue in the three months ended June 30, 2017 included $15 million related to the delivery of gold into the Company’s Prepaid Sales contracts (deferred revenue) associated with the Company’s Prepaid Sales transactions entered into in March 2016. During the three months ended June 30, 2017, 12,908 ounces were delivered under these contracts.

In the second quarter of 2017, the Otjikoto Mine accounted for $55.0 million (Q2 2016 - $41.2 million) of gold revenue from the sale of 43,729 ounces (Q2 2016 - 32,929 ounces). The Masbate Mine accounted for $67.9 million (Q2 2016 - $70.7 million) of gold revenue from the sale of 54,100 ounces (Q2 2016 - 56,300 ounces), the Libertad Mine accounted for $32.2 million (Q2 2016 - $40.0 million) of gold revenue from the sale of 25,648 ounces (Q2 2016 - 31,500 ounces) while $10.4 million (Q2 2016 - $12.8 million) was contributed by the Limon Mine from the sale of 8,260 ounces (Q2 2016 - 10,100 ounces).

Production and operating costs
Consolidated gold production in the second quarter of 2017 was 121,448 ounces, 1% (or 1,611 ounces) above budget. The above budgeted gold production was attributable to the continued strong operational performances of both the Masbate Mine in the Philippines and Otjikoto Mine in Namibia which together more than offset production shortages from La Libertad and El Limon mines in Nicaragua (refer to “Review of Mining Operations and Development Projects" section below). Gold production at El Limon is expected to return to more normal levels by the fourth quarter of 2017, as a result of the successful rehabilitation of a key dewatering well at Santa Pancha 1. Compared to the prior-year quarter, consolidated gold production was lower by 10% (or 13,794 ounces), reflecting the operational issues at La Libertad and El Limon. In addition, the prior year quarter had benefitted from near record levels of gold production from Masbate as a result of the higher grade ore from Main Vein Stage 1 Pit which is no longer active.
In the second quarter of 2017, consolidated cash operating costs (refer to “Non-IFRS Measures”) were $631 per ounce, $81 per ounce or 11% less than budget but $137 per ounce or 28% more than the second quarter of 2016. The favourable variance against budget reflects higher than budgeted gold production and slightly lower production costs at the Masbate and Otjikoto mines. These favourable variances were partially offset by the lower production from La Libertad and El Limon mines. Consolidated cash operating costs in the second quarter of 2017 were higher than the second quarter of 2016 mainly due to higher production as described above and higher production costs including higher fuel unit costs. A significantly weaker Namibian dollar/US dollar foreign exchange rate in 2016 also impacted the actual cash costs.
All-in sustaining costs (refer to “Non-IFRS Measures”) for the three months ended June 30, 2017 were $974 per ounce compared to budget of $1,159 per ounce and $731 per ounce for the same period of 2016, with reductions compared to budget driven by the same factors impacting the reduction in cash operating costs per ounce as well as lower than budgeted sustaining capital expenditures at several mine sites during the quarter: Otjikoto budgeted mobile equipment purchases of $10.4 million were not incurred during the second quarter of 2017 (timing difference); partially offset by higher sustaining capital expenditures due to the timing of mobile equipment purchases which were budgeted to occur in the first quarter of 2017 but occurred in the second quarter of 2017.
Depreciation and depletion
Depreciation and depletion expense included in total cost of sales was $45.0 million in the second quarter of 2017 compared to $38.9 million in the second quarter of 2016. The increase in depreciation expense was mainly due to a 15% increase in the depreciation charge per ounce of gold sale and partially offset by a 1% decrease in the gold ounces sold. The depreciation charge per ounce of gold sold for the second quarter of 2017 increased to $342 per ounce of gold sold compared to $298 per ounce of gold sold in the second quarter of 2016. The depreciation charge per ounce of gold sold was impacted by additional write-offs of capitalized depreciation in inventory at El Limon and La Libertad mines during the second quarter of 2017.
Other
General and administrative (“G&A”) costs relate mainly to the Company’s head office in Vancouver, the Managua and Santo Domingo offices in Nicaragua, the Makati office in the Philippines, the Windhoek office in Namibia and the Company’s other offshore subsidiaries. G&A for the second quarter of 2017 of $9.4 million increased $1.2 million over the second quarter of 2016 of $8.2 million due to higher consulting costs, office costs and travel costs.
Share-based payment expense for the second quarter of 2017 was $7.7 million compared to $2.1 million in the same period of 2016. The $5.6 million increase was a result of timing of option grants (22.4 million options granted in the second quarter of 2017 compared to 0.9 million options granted in the second quarter of 2016).
On June 7, 2017, the Company completed the sale of all of its rights, title and interest to a 2% net smelter returns royalty (“NSR”), covering Alamos Gold Inc.’s Lynn Lake properties in Manitoba for Cdn. $9 million in cash upon closing and a further contingent payment of up to Cdn. $6 million due 24 months after the property enters commercial production. The Lynn Lake royalty had been acquired by B2Gold in connection with the acquisition of Central Sun Mining Inc. (“Central Sun”) in March 2009. For accounting purposes, no value of the total purchase price relating to the business combination with Central Sun had been allocated to the NSR, based upon an evaluation of the likely cash flows arising from the NSR. As a result, in the second quarter of 2017, the Company recorded a $6.6 million pre-tax gain on disposal of the NSR, net of related transaction costs of $0.1 million. No amount was recorded with respect to the contingent consideration due upon the commencement of commercial production.
During the three months ended June 30, 2016, capitalized exploration costs totalling $3.9 million were written off relating to exploration properties in Chile that are no longer being pursued. There were no write-offs for the three months ended June 30, 2017.
The Company’s results for the second quarter of 2017 included a non-cash mark-to-market gain of $2.5 million on the convertible senior subordinated notes compared to a non-cash mark-to-market loss of $37.4 million in the second quarter of 2016. The convertible notes are measured at fair value on each financial reporting period-end date with changes flowing through the statement of operations. At June 30, 2017, the convertible notes were trading at 106.3% of par value compared with 106.8% at March 31, 2017. The decrease in the note value is driven by the change in the underlying stock price which decreased to C$3.65 at June 30, 2017 from C$3.79 at March 31, 2017.
The Company incurred $3.1 million (net of capitalized interest) in interest and financing expense during the second quarter of 2017 consistent with $2.9 million in the second quarter of 2016. Interest expense (net of capitalized interest) relating to the convertible senior subordinated notes was recorded as part of the overall change in fair value of the notes in the statement of operations. During the three months ended June, 2017, the Company capitalized interest costs on its borrowings attributable to qualifying funds spent on the Fekola Project in the amount of $4.9 million (Q2 2016 - $2.1 million).
For the three months ended June 30, 2017, the Company recorded $2.9 million of unrealized gains on derivative instruments (Q2 2016 - unrealized loss of $0.7 million). The net unrealized gain of $2.9 million was comprised of an unrealized gain of $4.0 million on gold derivative instruments and an unrealized loss of $0.9 million on the Company’s forward fuel price contracts. For the three months ended June 30, 2017, the Company recorded $0.9 million of realized losses on derivative instruments (Q2 2016 - $3.8 million).
The Company recorded a net current income tax expense of $2.5 million in the second quarter of 2017 compared to $4.0 million in the second quarter of 2016. In the second quarter of 2017, the current income tax expense consisted mainly of $2.6 million of withholding taxes related to the Company’s international activities.
For the second quarter of 2017, the Company recorded net income of $19.3 million ($0.02 per share) compared to net loss of $11.8 million ($(0.01) per share) in the second quarter of 2016. Adjusted net income (refer to “Non-IFRS Measures”) was $12.9 million ($0.01 per share) in the second quarter of 2017 compared to $29.0 million ($0.03 per share) in the second quarter of 2016. Adjusted net income in the second quarter of 2017 primarily excluded share-based payments of $7.7 million, gain on sale of Lynn Lake royalty of $6.6 million, non-cash mark-to-market gains of $2.5 million relating to the overall change in fair value of the Company’s convertible senior subordinated notes, unrealized gains on derivative instruments of $2.9 million, write-down of long-term investments totalling $0.6 million and a deferred income tax recovery of $2.8 million.
Cash flow provided by operating activities was $48.0 million in the second quarter of 2017 compared to $67.6 million in the second quarter of 2016, a decrease of $19.6 million. This decrease is mainly due to the increase in cash operating costs in the second quarter of 2017 compared to the second quarter of 2016. In addition, the second quarter of 2017 was negatively impacted by non-cash working capital changes of negative $8.4 million compared with $2.3 million in the second quarter of 2016. The main changes in non-cash working capital in the quarter related to a $3.5 million increase in short-term value-added and other tax receivables, a $2.1 million decrease in accounts payable and accrued liabilities and a $1.6 million decrease in taxes payable. In 2018, cash flows from operations are forecast to increase significantly with the first full year of production from the Company’s flagship Fekola Project in Mali.
As at June 30, 2017, the Company remained in a strong financial position with working capital of $46.1 million including unrestricted cash and cash equivalents of $88.2 million. In addition, the Company had drawn $250 million under the $425 million existing RCF, leaving an undrawn and available balance under the existing facility at June 30, 2017 of $175 million. Subsequent to June 30, 2017, the Company increased its RCF available aggregate amount to $500 million (the "amended RCF"). In addition, the Company drew down an additional $25 million under the amended RCF leaving an undrawn and available balance under the amended RCF of $225 million. At June 30, 2017, the Company also had Euro 36.4 million of undrawn capacity on its Fekola equipment loan facility, $17.8 million of undrawn capacity on its Masbate equipment loan facility and $6.5 million of undrawn capacity on its Otjikoto equipment loan facility.
Year-to-date results
Revenue
For the first half of 2017, consolidated gold revenue was $310.6 million on sales of 251,674 ounces at an average price of $1,234 per ounce compared to $309.1 million on sales of 251,728 ounces at an average price of $1,228 per ounce in the first half of 2016.

Consolidated gold revenue in the six months ended June 30, 2017 included $30 million related to the delivery of gold into the Company’s Prepaid Sales contracts (deferred revenue) associated with the Company’s Prepaid Sales transactions entered into in March 2016. During the six months ended June 30, 2017, 25,816 ounces were delivered under these contracts.

For the six months ended June 30, 2017, the Otjikoto Mine accounted for $102.6 million (2016 - $86.4 million) of gold revenue from the sale of 82,558 ounces (2016 - 71,128 ounces), the Masbate Mine accounted for $127.9 million (2016 - $123.8 million) of gold revenue from the sale of 103,100 ounces (2016 - 100,600 ounces), the Libertad Mine accounted for $63.3 million (2016 - $73.2 million) of gold revenue from the sale of 50,928 ounces (2016 - 59,200 ounces) while $18.8 million (2016 - $25.6 million) was contributed by the Limon Mine from the sale of 15,088 ounces (2016 - 20,800 ounces).

Production and operating costs
Consolidated gold production in the first half of 2017 was 254,184 ounces (2016 - 263,086 ounces), 4% (or 9,566 ounces) above budget. Gold production is anticipated to be weighted towards the second half of the year due to the anticipated start-up of Fekola combined with lower expected average strip ratios at Masbate and Otjikoto in the second half of the year. For the six months ended June 30, 2017, consolidated cash operating costs (refer to “Non-IFRS Measures”) were $596 per ounce, $81 per ounce or 12% less than budget but $99 per ounce or 20% more than the comparable period in 2016. The variance from budget and prior year were driven by the same factors as those for the second quarter of 2017 described above.
All-in sustaining costs (refer to “Non-IFRS Measures”) for the six months ended June 30, 2017 were $929 per ounce compared to a budget of $1,155 per ounce and $801 per ounce for the prior year comparable period. The reductions were driven by the same factors impacting the reduction in cash operating costs per ounce as well as lower than budgeted capital expenditures at several mine sites due to the timing of mobile equipment purchases and prestripping activity.
Depreciation and depletion
Depreciation and depletion expense, included in total cost of sales, was $81.4 million for the six months ended June 30, 2017 compared to $73.3 million in the same period in 2016. The depreciation charge per ounce of gold sold for the six months ended June 30, 2017 increased to $323 per ounce of gold sold compared to $291 per ounce of gold sold in the same period in 2016.The depreciation charge per ounce of gold sold was impacted by additional write-offs of capitalized depreciation in inventory at El Limon and La Libertad mines during the first half of 2017.
Other
For the six months ended June 30, 2017, G&A increased $1.1 million to $16.7 million.
Share-based payment expense for the first half of 2017 was $9.3 million compared to $7.5 million in the comparable period of 2016. The $1.8 million increase was a result of timing of option grants (22.8 million options granted in the first half of 2017 (June 2017)compared to 13.2 million options granted in the first half of 2016 (February 2016).
As described above, during the first half of 2017, the Company recorded a $6.6 million pre-tax gain on disposal of the Lynn Lake NSR, net of related transaction costs of $0.1 million.
During the six months ended June 30, 2017, capitalized exploration costs totalling $1.4 million were written off relating to exploration properties in Namibia that are no longer being pursued while $3.9 million was written off in the six months ended June 30, 2016 mainly relating to exploration properties in Chile that were no longer being pursued.
The Company’s results for the first half of 2017 included a non-cash mark-to-market loss of $12.0 million on the convertible senior subordinated notes compared to a non-cash mark-to-market loss of $43.4 million in the same period of 2016. The convertible notes are measured at fair value on each financial reporting period-end date with changes flowing through the statement of operations. At June 30, 2017, the convertible notes were trading at 106.3% of par value compared with 100.8% at December 31, 2016. The increase in the note value is driven by the change in the underlying stock price which increased to C$3.65 at June 30, 2017 from C$3.19 at December 31, 2016.
The Company reported $5.3 million (net of capitalized interest) in interest and financing expense during the six months ended June 30, 2017 consistent with $5.9 million recorded during the same period in 2016. Interest expense (net of capitalized interest) relating to the convertible senior subordinated notes was recorded as part of the overall change in fair value of the notes in the statement of operations. During the six months ended June 30, 2017, the Company capitalized interest costs on its borrowings attributable to qualifying funds spent on the Fekola Project in the amount of $9.7 million (2016 - $3.9 million).
For the six months ended June 30, 2017, the Company recorded $2.5 million of unrealized loss on derivative instruments (Q2 2016 - unrealized loss of $10.1 million). The net unrealized loss of $2.5 million was comprised of an unrealized gain of $1.5 million on gold derivative instruments and an unrealized loss of $3.7 million on the Company’s forward fuel price contracts. For the six months ended June 30, 2017, the Company recorded $1.3 million of realized losses on derivative instruments (2016 - $9.2 million).
The Company recorded a net current income tax expense of $7.3 million in the first half of 2017 compared to $8.3 million in the same period of 2016. In the first half of 2017, the current income tax expense consisted mainly of $4.6 million of withholding taxes related to the Company’s international activities and $2.6 million of corporate income tax in the Philippines and Nicaragua.
For six months ended June 30, 2017, the Company recorded net income of $14.7 million ($0.02 per share) compared to net loss of $5.2 million (negative $0.00 per share) for the same period of 2016. Adjusted net income (refer to “Non-IFRS Measures”) was $32.2 million ($0.03 per share) for the first half of 2017 compared to $47.8 million ($0.05 per share) for the same period of 2016. Adjusted net income in the first half of 2017 primarily excluded share-based payments of $9.3 million, gain on sale of Lynn Lake royalty of $6.6 million, non-cash mark-to-market losses of $12.0 million relating to the overall change in fair value of the Company’s convertible senior subordinated notes, unrealized losses on derivative instruments of $2.5 million, write-down of mineral property interests and long-term investments totalling $2.9 million and a deferred income tax recovery of $2.6 million.
Cash flow provided by operating activities was $87.6 million in the first half of 2017 compared to $239.2 million in the first half of 2016, a decrease of $151.6 million. The decrease is mainly due to $120 million of proceeds received from the Prepaid Sales transactions in the first quarter of 2016. During the first half of 2017, $30 million of proceeds were received from the new Prepaid Sales transactions, while $30 million of March 2016 Prepaid Sales contracts were delivered into with no further cash received. Proceeds from Prepaid Sales transactions are received in advance in the period in which the Prepaid Sales transactions are entered into. No additional cash proceeds are received in the period in which ounces underlying the Prepaid Sales are delivered into. For accounting purposes, as the Company physically delivers into the contracts in subsequent periods, a portion of the original Prepaid Sales proceeds is recognized in revenue. For the first half of 2017, the Company delivered 25,816 ounces into these contracts. The decrease in cash flow provided by operating activities for the six months ended June 30, 2017 is also due to the increase in cash operating costs in the first half of of 2017 compared to the first half of 2016 and the negative impact of working capital changes of negative $25.3 million compared with negative $3.7 million in the first half of 2016. The main changes in non-cash working capital in the first half of 2017 related to a $8.0 million increase in inventory balances mainly related to the Otjikoto Mine, a decrease in current taxes payable of $7.8 million, an increase totalling $6.9 million in accounts receivable and prepaids and short-term value-added and other tax receivables and a $2.6 million decrease in accounts payable and accrued liabilities. In 2018, cash flows from operations are forecast to increase significantly with the first full year of production from the Company’s flagship Fekola Project in Mali.

REVIEW OF MINING OPERATIONS AND DEVELOPMENT PROJECTS
Otjikoto Mine - Namibia

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016

Gold revenue ($ in thousands)	54,970	41,240	102,647	86,419

Gold sold (ounces)	43,729	32,929	82,558	71,128

Average realized gold price ($/ ounce)	1,257	1,252	1,243	1,215

Tonnes of ore milled	867,170	890,704	1,699,975	1,713,306

Grade (grams/ tonne)	1.50	1.29	1.56	1.31

Recovery (%)	98.6	98.0	98.6	97.8

Gold production (ounces)	41,163	36,172	83,937	71,875

Cash operating costs(1) ($/ ounce gold)	524	386	467	384

Total cash costs(1) ($/ ounce gold)	568	420	506	420

All-in sustaining costs(1) ($/ounce)	668	570	721	702

Capital expenditures ($ in thousands)	2,655	7,618	15,207	26,326

Exploration ($ in thousands)	102	359	433	650
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Otjikoto Mine in Namibia, in which the Company holds a 90% interest, continued its very strong operational performance into the second quarter of 2017, producing 41,163 ounces of gold, 15% (or 5,273 ounces) above budget and 14% (or 4,991 ounces) higher than the second quarter of 2016. The increase over budget was mainly the result of better than expected grade and ore tonnage from the new Wolfshag Phase 1 Pit and higher than expected mill throughput.

The average gold grade processed in the quarter was 1.50 g/t compared to budget of 1.38 g/t and 1.29 g/t in the second quarter of 2016. To date there has been a positive reconciliation in terms of both grade and ore tonnage from the oxide and transition portions of the Wolfshag Phase 1 Pit versus the resource model. Analysis of the Wolfshag model is ongoing to determine whether this positive variance continues throughout the Wolfshag orebody. Mill throughput for the quarter was 867,170 tonnes compared to budget of 823,732 tonnes and 890,704 tonnes in the second quarter of 2016. Mill recoveries remained high and averaged 98.6%, slightly above both budget and the prior year quarter.

Year-to-date, gold production at the Otjikoto Mine was 83,937 ounces of gold, significantly above budget by 17% (or 12,355 ounces) and 17% (or 12,062 ounces) higher than the first half of 2016.

The Otjikoto Mine’s cash operating costs (refer to “Non-IFRS Measures”) were $524 per gold ounce for the second quarter of 2017, which was $200 per ounce lower than budget but $138 per ounce higher than the prior year quarter. The significant reduction compared to budget was a result of higher than budgeted production as discussed above and lower than budgeted production costs. Production costs were less than budget due to lower fuel prices and lower unit costs on major reagents consumed in the process plant. Mining and processing costs were positively impacted by diesel and gasoline prices which were 13% lower than budget and heavy fuel oil (“HFO”) prices which were 6% lower than budget. Cash operating costs in the prior year quarter were lower due to a significantly weaker Namibian dollar/US dollar foreign exchange rate and lower fuel costs. The Otjikoto Mine’s cash operating costs (refer to “Non-IFRS Measures”) for the first half of 2017 were $467 per gold ounce, which was $162 per ounce lower than budget but $83 per ounce higher than the first half of 2017. The variance from budget and prior year are driven by the same factors as those for the second quarter of 2017 described above.
All-in sustaining costs (refer to “Non-IFRS Measures”) for the three months ended June 30, 2017 were $668 per ounce compared to a budget of $1,394 per ounce and $570 per ounce for the three months ended June 30, 2016. All-in sustaining costs in the second quarter of 2017 compared to budget reflect the reduction in cash operating costs noted above as well as lower than planned sustaining capital expenditures in the quarter. Budgeted mobile equipment purchases of $10.4 million were not incurred during the second quarter of 2017. All-in sustaining costs for the six months ended June 30, 2017 were $721 per ounce compared to a budget of $1,222 per ounce and $702 per ounce for the six months ended June 30, 2016. All-in sustaining costs for the six months ended June 30, 2017 compared to budget reflect the reduction in cash operating costs noted above as well as lower than planned sustaining capital expenditures. Budgeted mobile equipment purchases of $7.5 million were not incurred during the first half of 2017 while prestripping costs for the first half of 2017 were $7.9 million lower than budget due to lower mining costs and lower than expected strip ratios. The mobile equipment purchases are expected to be incurred in the third quarter of 2017.
Capital expenditures in the second quarter of 2017 totalled $2.7 million and included $1.7 million for capital repairs. For the first half of 2017, capital expenditures totalled $15.2 million consisting of $6.5 million for prestripping, $3.3 million for capital repairs and $2.9 million for mobile equipment purchases.
Due to the continued strong year-to-date performance, the Company now expects full year Otjikoto production to be at or above the top end of its original production guidance range, and has revised its annual guidance range to be between 170,000 to 180,000 ounces of gold (original guidance range was 165,000 to 175,000 ounces). Forecast gold production at Otjikoto is weighted towards the second-half of the year as the Wolfshag Phase 1 and Otjikoto Phase 2 pits reach higher grade and lower strip ratio benches. Otjikoto’s full-year cash operating costs are now expected to be lower at between $480 and $520 per ounce (original guidance was $510 to $550 per ounce) and all-in sustaining costs are now expected to be below its original guidance range and be between $725 and $765 per ounce (original guidance was $855 to $885 per ounce).
Life-of-mine production plans for the Otjikoto Mine, incorporating preliminary projections for the Wolfshag open pit and potential underground mines, have been completed for various options and will be further refined as the detailed geotechnical, hydrogeological, and design studies for Wolfshag are completed (expected at the end of the third quarter of 2017). Ongoing studies are leading the Company to re-evaluate the open pit and underground interface in order to determine the optimal mine plan and economics for the Wolfshag expansion.

Masbate Mine – Philippines

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016

Gold revenue ($ in thousands)	67,942	70,748	127,921	123,849

Gold sold (ounces)	54,100	56,300	103,100	100,600

Average realized gold price ($/ ounce)	1,256	1,257	1,241	1,231

Tonnes of ore milled	1,824,714	1,699,705	3,528,715	3,485,596

Grade (grams/ tonne)	1.12	1.40	1.20	1.33

Recovery (%)	75.9	75.0	75.3	74.0

Gold production (ounces)	49,930	57,188	102,492	109,915

Cash operating costs(1) ($/ ounce gold)	516	396	520	425

Total cash costs(1) ($/ ounce gold)	571	443	576	476

All-in sustaining costs(1) ($/ounce)	869	556	838	595

Capital expenditures ($ in thousands)	15,412	8,836	30,366	17,350

Exploration ($ in thousands)	1,418	1,212	2,810	1,678
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.
The Masbate Mine in the Philippines continued to exceed expectations, producing 49,930 ounces of gold in the second quarter of 2017, 13% (or 5,675 ounces) above budget. Gold production exceeded budget due to better than expected throughput and recoveries mainly driven by higher than budgeted oxide ore from the Colorado Pit. As mining advances in the Colorado Pit, the trend of more oxide ore than modelled has continued. Oxide feed material accounted for 67% of the total milled tonnes compared to budget of 22%. As expected, compared to the prior year quarter, gold production was 13% (or 7,258 ounces) lower as the prior-year quarter had benefitted from the higher grade ore sourced from the Main Vein Stage 1 Pit which is no longer active (and had resulted in the second highest quarterly production ever for the mine).

Mill throughput in the quarter was 1,824,714 tonnes compared to budget of 1,717,168 tonnes and 1,699,705 tonnes in the second quarter of 2016. Mill throughput exceeded budget as a result of the softer ore conditions (from the softer oxide blend) as well as improved plant availability. Mill recoveries averaged 75.9% which was better than budget of 72.9% and 75.0% in the second quarter of 2016. The average grade processed was 1.12 g/t compared to budget of 1.10 g/t and 1.40 g/t in the second quarter of 2016. The first part of the replacement and expansion load and haul fleet was commissioned and brought into operation during the quarter. The new drill fleet is scheduled to arrive in the third quarter of 2017 and the final nine haul trucks are scheduled to arrive in the second half of 2017.

For the first half of 2017, the Masbate Mine produced 102,492 ounces (2016 - 109,915 ounces) of gold, above budget by 9% (or 8,244 ounces).

The Masbate Mine’s cash operating costs (refer to “Non-IFRS Measures”) were $516 per gold ounce in the second quarter of 2017 which was $184 per ounce lower than budget but $120 per ounce higher than in the prior year quarter. Lower than budgeted cash operating costs for the second quarter of 2017 were mainly a result of higher than budgeted production as discussed above as well as lower than budgeted production costs. Compared to budget, operating costs in the quarter benefitted from lower mining (from fuel pricing and fleet efficiencies), processing and site general costs and stockpile adjustments. Cash operating costs in the prior year quarter were lower mainly due to the higher production as discussed above as well as lower unit fuel costs. In the first half of 2017, the Masbate Mine’s cash operating costs were $520 per gold ounce which was $145 per ounce lower than budget but $95 per ounce higher than in the first half of 2016. Cash operating costs were lower than budgeted for the first half of 2017 mainly a result of higher than budgeted production as discussed above as well as lower than budgeted production costs. Compared to budget, operating costs in the first half of 2017 benefitted from higher silver by-product credits, lower processing and site general costs and stockpile adjustments as compared to budget. Cash operating costs in the first half of 2016 were lower mainly due to the higher production as discussed above and lower unit fuel costs.
All-in sustaining costs (refer to “Non-IFRS Measures”) for the second quarter of 2017 were $869 per ounce compared to a budget of $975 per ounce and $556 per ounce in the prior year quarter. All-in sustaining costs in the second quarter of 2017 were lower than budget as a result of lower cash operating costs offset by higher sustaining capital expenditures due to the timing of mobile equipment purchases which were budgeted to occur in the first quarter of 2017 but occurred in the second quarter of 2017. Compared to the prior-year quarter, all-in sustaining costs were $313 per ounce higher mainly due to the planned 2017 mine fleet and expansion costs and higher per ounce cash operating costs. Masbate’s mine equipment purchases are planned to significantly decrease in 2018. All-in sustaining costs for the first half of 2017 were $838 per ounce compared to a budget of $1,056 per ounce and $595 per ounce in the first half of 2016. All-in sustaining costs in the first half of 2017 were lower than budget as a result of lower cash operating costs and lower sustaining capital expenditures resulting from the timing of capital expenditures (other than mobile equipment purchases) which are expected to occur later in 2017.
Capital expenditures in the second quarter of 2017 totalled $15.4 million including mobile equipment costs of $9.4 million, prestripping costs of $1.7 million, powerhouse upgrade costs of $1.3 million and processing plant upgrades of $0.8 million. For the first half of 2017, capital expenditures totalled $30.4 million consisting of mobile equipment costs of $16.0 million, prestripping costs of $4.3 million, processing plant upgrades of $3.0 million and powerhouse upgrade costs of $2.4 million. Powerhouse upgrade capital expenditures will increase on delivery of the generating equipment, although the project remains within budget.
Due to the continued strong year-to-date performance, the Company now expects full year Masbate production to be at the top end of its original production guidance range, and has revised its annual guidance range to be between 180,000 to 185,000 ounces of gold (original guidance range was 175,000 to 185,000 ounces). Masbate’s full-year cash operating costs are now expected to be below its original guidance range and be between $595 and $635 per ounce (original guidance was $690 to $730 per ounce) and all-in sustaining costs are also expected to be lower at between $935 and $975 per ounce (original guidance was $1,020 to $1,050 per ounce).
As reported by the Company on February 2, 2017, the Department of Natural Resources (the DENR) announced further results of its mining audits of metallic mines in the Philippines and the Masbate Mine was not among the mines announced to be suspended or closed. To date the Company has not received any updated formal written response from the DENR confirming the final results of the audit in respect of Masbate and as such, the final outcome of the audit has not been determined. The Company believes that it continues to be in compliance with Philippine’s laws and regulations. Resolution of the audit will occur when the Mining Industry Coordinating Council (the MICC which is the oversight committee for DENR) conducts a technical review of mines in the Philippines in order to address DENR audit conclusions. No time frame has yet been provided for this review, which is expected to bring finality to this year-old review process.

La Libertad Mine - Nicaragua

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016

Gold revenue ($ in thousands)	32,237	40,018	63,308	73,211

Gold sold (ounces)	25,648	31,500	50,928	59,200

Average realized gold price ($/ ounce)	1,257	1,270	1,243	1,237

Tonnes of ore milled	554,536	579,756	1,115,688	1,156,243

Grade (grams/ tonne)	1.37	1.75	1.52	1.71

Recovery (%)	93.3	94.8	94.0	94.7

Gold production (ounces)	22,615	30,807	51,154	60,005

Cash operating costs(1) ($/ ounce gold)	841	717	778	672

Total cash costs(1) ($/ ounce gold)	867	744	804	697

All-in sustaining costs(1) ($/ounce)	1,089	942	965	991

Capital expenditures ($ in thousands)	8,677	2,920	12,269	11,700

Exploration ($ in thousands)	2,188	1,003	3,469	1,729
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

La Libertad Mine in Nicaragua produced 22,615 ounces of gold in the second quarter of 2017, which was 4,314 ounces below budget and 8,192 ounces lower than the second quarter of 2016. The decrease was mainly attributable to grade and ore tonnage underperformance from the lower portion of the Jabali Central Pit (as the pit nears completion) and lower than planned production from Mojon Underground. As a result, head grades were lower than anticipated (1.37 g/t compared to budget of 1.61 g/t and 1.75 g/t in the prior year quarter). La Libertad’s mill continues to operate well, processing 554,536 tonnes (Q2 2016 - 579,756 tonnes) in the quarter with recoveries averaging 93.3% (Q2 2016 - 94.8%). In the third quarter of 2017, the Jabali Central Pit and spent ore will remain the primary sources of ore for La Libertad, while Mojon Underground ramps up and the Jabali Antenna, San Juan and San Diego open pits are in the final stages of permitting and development. For the first half of 2017, La Libertad produced 51,154 ounces of gold, which was 3,764 ounces below budget and 8,851 ounces lower than the first six months of 2016.

La Libertad Mine’s cash operating costs (refer to “Non-IFRS Measures”) were $841 per gold ounce for the second quarter of 2017 which was $122 per ounce higher than budget and $124 per ounce higher than in the prior year quarter. Cash operating costs compared to budget and to the prior year quarter were higher due to the lower production resulting from the grade and ore tonnage underperformance as described above. On a total basis, for the second quarter of 2017, mining, processing and site general costs were all less than budget even though they were higher than budget on a per ounce basis. For the first half of 2017, La Libertad's cash operating costs were $778 per ounce which was $65 per ounce higher than budget and $106 per ounce higher than the first half of 2016. In the first six months of 2016, lower mining costs were attributable to the Los Angeles Pit which had shorter haul distances and a lower strip ratio.
All-in sustaining costs (refer to “Non-IFRS Measures”) for the three months ended June 30, 2017 were $1,089 per ounce compared to a budget of $899 per ounce and $942 per ounce in the same period of 2016. The higher than budgeted all-in sustaining costs for the second quarter of 2017 resulted mainly from the higher cash operating costs as well as the timing of sustaining capital expenditures which occurred in the second quarter rather than the first quarter as budgeted. For the first half of 2017, all-in sustaining costs were $965 per ounce compared to a budget of $926 per ounce and $991 per ounce in first half of 2016. All-in sustaining costs for the first half of 2017 were higher than budget mainly due to higher cash operating costs in period.
Total capital expenditures in the second quarter of 2017 were $8.7 million, consisting primarily of land acquisitions of $2.8 million, La Esperanza Tailings Dam expansion of $2.3 million, mining development costs of $1.5 million and deferred development costs of $1.5 million. For the six months ended June 30, 2017, capital expenditures totalled $12.3 million, consisting primarily of La Esperanza Tailings Dam expansion of $4.5 million, land acquisitions of $3.0 million, deferred development costs of $2.4 million and mining development costs of $1.6 million.
As previously released in the first quarter of 2017, the Company has changed its planned sequencing for bringing the Jabali Antenna Pit into the mine plan (originally forecast to enter the production stream in the third quarter of 2017). With strong support from the Nicaraguan Government, the Company is now focused on developing and permitting the San Juan and San Diego open pits and bringing them into production later in the third quarter of 2017, ahead of the Jabali Antenna Pit. In the second-half of the year, and subject to final permitting, gold production from San Juan and San Diego is expected to mostly offset any deferral in Jabali Antenna Pit production. The Company has also made significant progress in resettlement and permitting activities at the high grade Jabali Antenna Pit. The Company is now projecting to receive a mining permit in time to start production from this pit in early 2018.
In light of the underperformance of both the Jabali Central Pit and Mojon Underground, La Libertad’s production guidance has been revised lower and for the full-year 2017, the La Libertad Mine is now forecast to produce between 90,000 to 100,000 ounces of gold (original guidance range was 110,000 to 120,000 ounces). However, based on current assumptions, the Company anticipates increases in production at the La Libertad Mine in 2018 and 2019. La Libertad’s full-year cash operating costs and all-in sustaining costs are now both expected to be higher than original guidance and be between $795 and $835 per ounce (original guidance was $625 to $665 per ounce) and between $1,075 and $1,115 per ounce (original guidance was $785 to $815 per ounce), respectively.
As described in the Company’s annual information form dated March 31, 2017, the Company’s current mine plan at La Libertad is approximately 1 year based on existing mineral reserves only. However, the Company expects that mining operations will continue for a longer period, the length of which will depend on the results of ongoing exploration and mining results. The Company conducts ongoing exploration and trial mining with a view to upgrade the existing mineral resources into mineral reserves. The Company’s current projections indicate that if such exploration and trial mining is successful, it may be possible to extend the mine operations at La Libertad by up to an additional two years beyond the existing mineral reserves. Mineral resources are not mineral reserves and do not have demonstrated economic viability and it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated mineral resource as a result of continued exploration. Although the Company has been successful in the past, there is no certainty of converting mineral resources to mineral reserves and it may not be successful in the future.

El Limon Mine – Nicaragua

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016

Gold revenue ($ in thousands)	10,415	12,797	18,820	25,576

Gold sold (ounces)	8,260	10,100	15,088	20,800

Average realized gold price ($/ ounce)	1,261	1,267	1,247	1,230

Tonnes of ore milled	106,428	99,947	229,283	216,428

Grade (grams/ tonne)	2.43	3.65	2.42	3.26

Recovery (%)	93.1	94.5	93.0	94.1

Gold production (ounces)	7,740	11,075	16,601	21,291

Cash operating costs(1) ($/ ounce)	1,328	733	1,149	753

Total cash costs(1) ($/ ounce)	1,397	811	1,216	835

All-in sustaining costs(1) ($/ounce)	1,904	1,121	1,727	1,124

Capital expenditures ($ in thousands)	3,104	1,581	6,435	2,961

Exploration ($ in thousands)	1,403	859	2,226	1,367
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The smaller El Limon Mine in Nicaragua, in which the Company holds a 95% interest, produced 7,740 ounces of gold in the second quarter of 2017, which was 5,023 ounces below budget and 3,335 ounces lower than the second quarter of 2016. The primary cause of the shortfall was lower processed grade which was 2.43 g/t versus a budget of 3.45 g/t and 3.65 g/t in the second quarter of 2016. El Limon’s production continued to be negatively affected by water control issues which reduced high grade ore flow from Santa Pancha Underground. As a result, mill feed was supplemented with smaller volumes of lower grade ore recovered from surface. At the end of the quarter, improved control of underground water was achieved with the successful rehabilitation of a key dewatering well, now enabling the development of the lower levels of Santa Pancha 1 to proceed. Additional mining equipment was delivered in the quarter and the addition of a specialized rebuild crew has resulted in an improvement of haul fleet availability by 11% since the first quarter. Tonnage milled for the quarter was 106,428 tonnes compared to budget of 123,209 tonnes and 99,947 tonnes in the first quarter of 2016. Mill recoveries averaged 93.1% compared to budget of 93.5% and 94.5% in the second quarter of 2016.

For the first half of 2017, El Limon mine produced 16,601 ounces of gold, which was 7,269 ounces below budget and 4,690 ounces lower than the first six months of 2016.

El Limon Mine’s cash operating costs (refer to “Non-IFRS Measures”) were $1,328 per gold ounce for the second quarter of 2017 which was $623 per ounce higher than budget and $595 per ounce higher than in the prior year quarter. For the six months ended June 30, 2017, cash operating costs were $1,149 per gold ounce which was $362 per ounce higher than budget and $396 per ounce higher than in the prior comparable period. Cash operating costs per ounce were higher than both budget and the prior year comparable periods due to limited access to higher grade ore in the Santa Pancha Underground as outlined above. On a total basis, processing and site general costs were lower than budget for both the second quarter of 2017 and the first half of 2017 even though they were higher than budget on a per ounce basis.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the three months ended June 30, 2017 were $1,904 per ounce compared to a budget of $1,212 per ounce and $1,121 per ounce in the prior year quarter. For the six months ended June 30, 2017, all-in sustaining costs were $1,727 per ounce compared to a budget of $1,327 per ounce and $1,124 per ounce for the six months ended June 30, 2016.

Capital expenditures in the second quarter of 2017 totalled $3.1 million which consisted mainly of underground development costs for Santa Pancha of $1.8 million, mining development/project costs of $0.7 million and mobile equipment costs of $0.4 million. For the six months ended June 30, 2017, capital expenditures totalled $6.4 million which consisted mainly of underground development costs for Santa Pancha of $3.7 million, mining development/project costs of $0.8 million and mobile equipment costs of $1.1 million.
Surface development for the Mercedes Pit is advancing, and the Environmental Impact Assessment (“EIA”) has been submitted. The EIA for Veta Nueva, the next underground mine has also been submitted. An underground contractor has been selected and surface preparations are well advanced. The Company had an initial $5 million exploration budget for El Limon for 2017 and recently approved a further $2 million to follow up on encouraging exploration results at and around the El Limon site.

Although production from Santa Pancha 1 is expected to return to more normal levels by the fourth quarter of 2017 and beyond, the shortfall to date is not expected to be fully recovered in the second-half of the year. As a result, El Limon’s production guidance has been revised lower and for the full-year 2017, the El Limon Mine is now forecast to produce between 40,000 to 50,000 ounces of gold (original guidance range was 50,000 to 60,000 ounces). El Limon’s full-year cash operating costs and all-in sustaining costs are now both expected to be higher than original guidance and be between $815 and $855 per ounce (original guidance was $655 to $695 per ounce) and between $1,415 and $1,455 per ounce (original guidance was $1,065 to $1,095 per ounce), respectively.
Fekola Project - Mali
Mine construction at the Fekola Project in Mali remains 3 months ahead of schedule for an anticipated October 1, 2017 production start and remains on budget. At the end of the quarter, the construction phase was more than 90% complete, and commissioning has begun. For the fourth quarter of 2017, pre-commercial production from Fekola is now estimated to be between 50,000 to 55,000 ounces of gold (compared to initial estimates of between 45,000 to 55,000 ounces of gold) at an expected cash operating cost of $580 to $620 per ounce.

The Fekola Project is expected to be a large low-cost producer and should enable the Company to significantly reduce its longer term cash operating costs per ounce and all-in sustaining cost per ounce. On June 11, 2015, the Company announced robust results from the optimized Feasibility Study at the Fekola Gold Project in Mali. Gold production under the Fekola Feasibility Study was expected to average 276,000 ounces per year over the life of the Fekola Project with an average of 350,000 ounces per year over the first seven years. The open pit phase designs and production plans were subsequently updated to correspond to the updated Mineral Resource model and Mineral Reserve, in addition to a mill capacity increase from 4 Mtpa to 5 Mtpa. Based on the updated production plans, the Fekola Project is now projected to produce an average of 375,000 to 400,000 ounces of gold per year for the first five years of production (2018 to 2022) and 365,000 to 390,000 ounces per year over the first seven years of production (2018 to 2024). The mining schedule has been adjusted to ensure sufficient feed for the October 1, 2017 start date. Mining rates will not materially change to supply the 5 Mtpa plant, as the additional material will be diverted from planned stockpiles. Under the 5 Mtpa updated production plan, the initial mine life for the Fekola Project is expected to be approximately ten years. B2Gold is currently updating the life-of-mine plan for the Fekola Project to include updated mineral reserves, updated mining production schedule, 5 Mtpa process throughput, current costs, and reconciliation to actual construction and prestripping progress. The updated cost model is expected to be completed by the end of third quarter of 2017.

In the second quarter of 2017, the B2Gold construction team continued to fast track development at the Fekola Project. At the end of the second quarter, the project was estimated to be more than 90% complete. Installation of the ball and SAG mill at the Process Plant continues to progress with the shells, trunnions and gears installed. Rubber lining and inner liner installation of both mills has commenced. Concrete progress and structural steel erection at the mill is approximately 99.7% and 99% complete, respectively. Concrete work, plate work and structural steel erection at the primary crusher and stockpile feed conveyor have been completed while mechanical work at the crusher remains ongoing. Installation of pipework, mechanical equipment and electrical work continues site wide with overall completion rates of approximately 84%, 42% and 75%, respectively. Installation of the underground utilities is largely complete and drainage work around the plant site has commenced. Erection of the various buildings around the site continued to progress with a completion rate of approximately 70% at the end of June 2017.

Construction of the Phase 1 Tailings Storage Facility (“TSF”), including all associated infrastructure, is now 100% complete. The two remaining decant structures within the basin of the TSF have been completed and a submersible pump has been installed in decant tower No. 1. As the tailings level rises and the first decant tower is decommissioned, the submersible pump will be pulled and re-installed in the second decant tower. Construction of the Phase 1 emergency spillway as well as excavation of the tailings line and return water line trench is also complete. All the site ponds, including the storm-water pond, reclaim and event pond and the dump pond have been lined with HDPE geomembrane and QAQC tested.

Development of the open pit continued ahead of schedule, with a total of 4.2 million tonnes of waste and 500,000 tonnes of ore mined during the quarter with waste stripping and ore stockpiles well ahead of schedule. The Company believes that the existing stockpile levels and grade of stockpiled ore mean that Fekola is well positioned to feed the upsized 5 Mtpa Fekola mill upon start up and achieve the 2017 production range of 50,000 to 55,000 ounces. Surface haul roads have been prepared for the rainy season, and the ROM pad is complete. The second phase of RC grade control drilling is in progress. Prestripping has been completed in phases 1 and 2.

Total cumulative forecast for Fekola Project construction costs (from inception to completion) include preconstruction sunk costs of approximately $41 million, feasibility study construction costs of $462 million and $38 million additional construction costs approved in 2016 comprised of $18 million for the Fekola mill expansion and $20 million for relocating the village of Fadougou.
For 2017, the construction budget for the Fekola Project totals approximately $173 million, including $18 million for the Fekola mill expansion and $10 million for relocating the village of Fadougou. In 2017, the Company expects to complete construction and commission of the Fekola Project and begin the transition from construction to steady-state operations by the end of 2017. Primary remaining project areas include the powerhouse, processing mechanical and electrical installation and prestripping in stage two of the Fekola open pit.

In addition to the Fekola Project construction budget above, a total of $47 million has been budgeted in 2017 for Fekola prestripping and additional mine fleet purchases. Following the approval of the Fekola mill expansion in 2016 and the acceleration of the production start date to October 1, 2017, open pit prestripping and mine fleet purchases have been advanced by six months to ensure ore supply for the earlier mill start-up, (and have now been included in the 2017 budget. Prestripping and mine fleet purchases for 2017 have been budgeted at approximately $25 million and $22 million, respectively. 2017 post-construction and operational capital costs of $11 million have been budgeted, including $4 million for aircraft purchases.

Total capital expenditures for Fekola for each of the categories described above for the three and six months ended June 30, 2017 totalled $75.0 million and $142.8 million, respectively versus a total budget of $80.6 million and $145.9 million, respectively. Expenditures on the Fekola Project to date are $513.9 million including $41 million of preconstruction expenditures compared with a total budget to date of $522.3 million. The project remains ahead of schedule and on budget.
In 2016, pursuant to applicable mining law, the Company formed a new 100% owned subsidiary company Fekola SA, which now holds the Company’s interest in the Fekola Project. Upon signing of a shareholder’s agreement between the Company and the State of Mali (the “Fekola Shareholder Agreement”), the Company will contribute a 10% free carried interest in Fekola SA to the State of Mali. The State of Mali also has the option to purchase an additional 10% of Fekola SA which it has confirmed its intent to exercise. The Company has signed a mining convention in the form required under the 2012 Mining Code (the “Fekola Convention”) that relates to, among other things, the ownership, permitting, reclamation bond requirements, development, operation and taxation applicable to the Fekola Project with the State of Mali. The Company is currently in the process of finalizing certain matters with the State of Mali including: (i) the Fekola Shareholder Agreement, (ii) finalizing the valuation and terms under which the State of Mali may acquire its additional 10% ownership interest in Fekola SA, and (iii) certain other matters to address and clarify certain issues under the 2012 Mining Code and the Fekola Convention. The Fekola Convention, as it may be amended, is expected to govern the procedural and economic parameters pursuant to which the Company will operate the Fekola Project.
Gramalote - Colombia
In 2016, the Company commenced a process to consider offers for the sale of its 49% interest in the Gramalote Joint Venture development project in Colombia. In the first quarter of 2017, the Company, in conjunction with its joint venture partner AngloGold Ashanti, re-evaluated its strategic objectives for Gramalote and decided to advance the project to the completion of a prefeasibility study, which is expected in late 2017. The Company’s share of 2017 budgeted expenditures is approximately $13 million. Upon completion of the prefeasibility study and evaluation of the updated project economics, the Company will review its options for the Gramalote Project going forward.
LIQUIDITY AND CAPITAL RESOURCES
At June 30, 2017 the Company had cash and cash equivalents of $88.2 million compared to cash and cash equivalents of $144.7 million at December 31, 2016. Working capital at June 30, 2017 was $46.1 million compared to working capital of $101.0 million at December 31, 2016. In addition, the Company had drawn $250 million under the $425 million existing RCF, leaving an undrawn and available balance under the existing facility at June 30, 2017 of $175 million. Subsequent to June 30, 2017, the Company increased its RCF available aggregate amount to $500 million (the "amended RCF"). In addition, the Company drew down an additional $25 million under the amended RCF leaving an undrawn and available balance under the amended RCF of $225 million. At June 30, 2017, the Company also had Euro 36.4 million of undrawn capacity on its Fekola equipment loan facility, $17.8 million of undrawn capacity on its Masbate equipment loan facility and $6.5 million of undrawn capacity on its Otjikoto equipment loan facility.
Cash flow provided by operating activities was $48.0 million in the second quarter of 2017 compared to $67.6 million in the second quarter of 2016, a decrease of $19.6 million. This decrease is mainly due to the increase in cash operating costs in the second quarter of 2017 compared to the second quarter of 2016. In addition, the second quarter of 2017 was negatively impacted by non-cash working capital changes of negative $8.4 million compared with $2.3 million in the second quarter of 2016. The main changes in non-cash working capital in the quarter related to a $3.5 million increase in short-term value-added and other tax receivables, a $2.1 million decrease in accounts payable and accrued liabilities and a $1.6 million decrease in taxes payable. In 2018, cash flows from operations are forecast to increase significantly with the first full year of production from the Company’s flagship Fekola Project in Mali.
Cash flow provided by operating activities was $87.6 million in the first half of 2017 compared to $239.2 million in the first half of 2016, a decrease of $151.6 million. This decrease is mainly due to $120 million of proceeds received from the Prepaid Sales transactions in the first quarter of 2016. During the first half of 2017, $30 million of proceeds were received from the Prepaid Sales transactions, while $30 million of March 2016 Prepaid Sales contracts were delivered into with no further cash received. Proceeds from Prepaid Sales transactions are received in advance in the period in which the Prepaid Sales transactions are entered into. No additional cash proceeds are received in the period in which ounces underlying the Prepaid Sales are delivered into. For accounting purposes, as the Company physically delivers into the contracts in subsequent periods, a portion of the original Prepaid Sales proceeds is recognized in revenue. For the first half of 2017, the Company delivered 25,816 ounces into these contracts. The decrease in cash flow provided by operating activities for the six months ended June 30, 2017 is also due to the increase in cash operating costs in the first half of of 2017 compared to the first half of 2016 and the negative impact of working capital changes of negative $25.3 million compared with $3.7 million in the first half of 2016. The main changes in non-cash working capital in the first half of 2017 related to a $8.0 million increase in inventory balances mainly related to the Otjikoto Mine, a decrease in current taxes payable of $7.8 million, an increase totalling $6.9 million in accounts receivable and prepaids and short-term value-added and other tax receivables and a $2.6 million decrease in accounts payable and accrued liabilities.
On May 20, 2015 and as amended on June 10, 2015, March 11, 2016 and May 10, 2016, the Company signed a credit agreement with a syndicate of international banks including HSBC Bank USA, National Association, which acts as administrative agent and a lender, HSBC Securities (USA) Inc., which acts as sole lead arranger and sole bookrunner and The Bank of Nova Scotia, Société Générale and ING Bank N.V. (the “RCF Syndicate”) for an existing RCF for an aggregate amount of up to $350 million. The existing RCF also allowed for an accordion feature whereby, upon receipt of additional binding commitments, the facility may be increased up to $450 million any time prior to the maturity date. On March 14, 2017, the Company received a binding letter of commitment from the Canadian Imperial Bank of Commerce to participate in the Company’s existing RCF Bank Lending Syndicate. On May 8, 2017, the loan documentation was completed and the aggregate amount of the existing RCF was increased from $350 million to $425 million.
Subsequent to June 30, 2017, on July 7, 2017, the Company entered into an amended and restated credit agreement with a syndicate of international banks for an amended RCF of an aggregate amount of $500 million, representing a $75 million increase from the principal amount of $425 million under its existing RCF. The amended RCF also allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be increased to $600 million any time prior to the maturity date.
The amended RCF will bear interest on a sliding scale of between LIBOR plus 2.25% to 3.25% based on the Company’s consolidated net leverage ratio. Commitment fees for the undrawn portion of the facility will also be on a similar sliding scale basis of between 0.50% and 0.925%. The term of the amended RCF is four years, maturing on July 7, 2021. Under the Company's existing RCF, the maturity was May 20, 2019, except that it would become due on July 1, 2018 in the event that greater than 25% of the Company’s convertible notes, initially due on October 1, 2018, remain outstanding or the maturity date of the convertible notes has not been extended to August 1, 2019 or later. Under the amended RCF, this springing maturity trigger has been eliminated; however, if the principal indebtedness outstanding under the Company’s existing 3.25% Convertible Senior Subordinated Notes maturing on October 1, 2018, is greater than $100 million on December 29, 2017, then the sliding scale interest will increase to a sliding scale range of between LIBOR plus 2.50% to 4.00%. The amended RCF terms, including elimination of the springing maturity feature which was included in the existing RCF, provides the Company with additional flexibility in assessing its longer term capital structure. The Company's existing convertible notes mature in the fourth quarter of 2018. In conjunction with expected cash flows generated from the Company's existing operations, including Fekola, proceeds from the the amended RCF may also be used to prepay or repay the convertible notes.
The Company has provided security on the amended RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the existing RCF, the Company must also maintain certain net tangible worth and ratios for leverage and interest coverage. As at June 30, 2017, the Company was in compliance with these debt covenants.
As at June 30, 2017, Company had drawn down $250 million under the $425 million existing RCF, leaving an undrawn and available balance under the existing facility at that time of $175 million. Subsequent to June 30, 2017, the Company drew down an additional $25 million under the amended RCF leaving an undrawn and available balance under the amended RCF of $225 million.
For three and six months ended June 30, 2017, the interest and financing expense relating to the existing RCF recognized in the statement of operations was reduced by $1.6 million and $3.2 million, respectively (2016 – $0.7 million and $1.4 million, respectively), which was attributable to eligible expenditures on the Fekola property and capitalized to the carrying amount of the property.
In March 2016, the Company entered into Prepaid Sales transactions totalling $120 million, for the delivery of 103,266 ounces, with its RCF Syndicate. The Prepaid Sales, in the form of metal sales forward contracts, allow the Company to deliver pre-determined volumes of gold on agreed future delivery dates in exchange for an upfront cash pre-payment. The full amount of the proceeds was recorded as Prepaid Sales at the time of the transaction. Settlement will be in the form of physical deliveries of unallocated gold from any of the Company’s mines.
During the three and six months ended June 30, 2017, the Company delivered 12,908 and 25,816 ounces, respectively, into contracts priced at $15.0 million and $30.0 million, respectively. As the Company physically delivers ounces into the contracts, the portion of the Prepaid Sales relating to the delivered ounces was recognized as gold revenue in the statement of operations. Proceeds for the Prepaid Sales transactions were originally received in March 2016 and are being recognized in revenue as the ounces underlying the Prepaid Sales are delivered.
During the three and six months ended June 30, 2017, the Company entered into new Prepaid Sales transactions for 12,502 and 25,282 ounces, respectively, valued at $15.0 million and $30.0 million, respectively.
At June 30, 2017, the Company had $120 million of outstanding contracts for the delivery of 102,732 ounces with 25,817 ounces to be delivered during 2017, 51,633 ounces during 2018 and 25,282 ounces during 2019.
During the three and six months ended June 30, 2017, the Company drew down Euro 10.3 million and Euro 35.0 million, respectively ($11.3 million and $37.4 million equivalent, respectively) under the Fekola equipment facility. As at June 30, 2017, Euro 36.4 million ($41.5 million equivalent) was available for future drawdowns.

The Company is required to maintain a deposit in a debt service reserve account (“DSRA”) equal at all times to the total of the principal, interest and other payments that become payable over the next six month period. At June 30, 2017, the balance in the DSRA was Euro 4.6 million ($5.2 million equivalent).
On June 1, 2017, the Company entered into a $17.8 million Equipment Facility with Caterpillar Financial Services Philippines, Inc. The aggregate principal amount of up to $17.8 million is available to finance or refinance the mining fleet and other mining equipment at the Masbate Mine in the Philippines. At June 30, 2017, the full amount of the facility was available.
On May 30, 2017, the term over which the Otjikoto equipment loans may be advanced under the facility was extended to June 30, 2018 and an additional $6.2 million was made available for drawdown.
For the three and six months ended June 30, 2017, resource property expenditures totalled $122.1 million and $237.9 million, respectively. The most significant expenditures were on the Fekola Project with expenditures of $75.0 million and $142.8 million respectively. In addition, the Otjikoto Mine had capital expenditures of $2.7 million and $15.2 million, respectively, the Masbate Mine had capital expenditures of $15.4 million and $30.4 million, respectively, La Libertad Mine had capital expenditures of $8.7 million and $12.3 million, respectively and El Limon Mine had capital expenditures of $3.1 million and $6.4 million, respectively.
As at June 30, 2017, the Company had the following commitments (in addition to those disclosed elsewhere in this MD&A):

•	For payments of $22.4 million for Fekola Project equipment and development costs, all of which is expected to be incurred in 2017.

•	For payments of $11.3 million for mobile equipment at the Masbate Mine, $6.8 million of which is expected to be incurred in 2017 and $4.5 million of which is expected to be incurred in 2018.

•	For payments of $3.4 million for mobile equipment at the Otjikoto Mine, all of which is expected to be incurred in 2017.

•	For payments of $6.8 million for construction of a Solar Plant at the Otjikoto Mine, all of which is expected to be incurred in 2017.

For 2017, the Company has budgeted total capital expenditures of $49.8 million at the Otjikoto Mine, $57.5 million at the Masbate Mine, $26.6 million at La Libertad Mine and $13.0 million at El Limon Mine. The 2017 construction and development budget for the Fekola Project totals approximately $173 million, including $18 million for the Fekola mill expansion and $10 million for relocating the village of Fadougou. In addition to the Fekola Project construction budget above, a total of $47 million has been budgeted in 2017 for Fekola prestripping and additional mine fleet purchases. Following the approval of the Fekola mill expansion in 2016 and the acceleration of the production start date to October 1, 2017, open pit prestripping and mine fleet purchases have been advanced by six months to ensure ore supply for the earlier mill start-up (and have now been included in the 2017 budget). Prestripping and mine fleet purchases for 2017 have been budgeted at approximately $25 million and $22 million, respectively. 2017 post-construction and operational capital costs of $11 million have been budgeted in 2017, including $4 million for aircraft purchases. For 2017, the Company’s total 2017 exploration budget was originally approximately $46.0 million. In the first quarter of 2017, an additional exploration budget of $7 million was approved for West African exploration that will continue to focus on mineralization trends defined along the Fekola trend in Mali and in Burkina Faso. In addition several structures in the sulphide zone underlying known saprolite mineralization in the Fekola district show promising drill intersections that warrant further aggressive follow up to test for Fekola style gold mineralization.
The Company believes that with its current financing arrangements, coupled with operating cash flows from its existing mine operations, it has adequate resources both to maintain its current operations and exploration programs and to fund the construction of the Fekola Project through to completion (forecast to be October 1, 2017) based on current assumptions.

Gold commitments
At June 30, 2017, the following gold forward contracts with respect to the Otjikoto Mine were outstanding and continue to be accounted for as executory contracts (by maturity dates):

	2017	2018	Total
Gold forward contracts:
Ounces	4,500	7,500	12,000
Average price per ounce (rand)	16,020	16,020	16,020
Derivative financial instruments
Gold forwards
As at June 30, 2017, the following gold forward contracts which are recorded at fair value through the statement of operations with respect to the Otjikoto mine were outstanding (by maturity dates):

	2017	2018	Total
Gold forward contracts:
Ounces	17,958	35,916	53,874
Average price per ounce (rand)	15,044	15,044	15,044

The unrealized fair value of these contracts at June 30, 2017 was $(8.5) million.
Forward contracts - fuel oil, gas oil, diesel
During the six months ended June 30, 2017, the Company entered into additional series of forward contracts for the purchase of 37,246,000 litres of fuel oil, 21,576,000 litres of gas oil and 1,079,000 litres of diesel with settlements scheduled between February 2018 and January 2020. These derivative instruments were not designated as hedges by the Company and are being recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations.
The following is a summary, by maturity dates, of the Company’s forward contracts outstanding as at June 30, 2017:

	2017	2018	2019	2020	Total
Forward – fuel oil:
Litres (thousands)	13,378	39,482	22,662	777	76,299
Average strike price	$0.29	$0.30	$0.29	$0.28	$0.30
Forward – gas oil:
Litres (thousands)	7,729	18,459	12,908	445	39,541
Average strike price	$0.40	$0.40	$0.40	$0.39	$0.40
Forward – diesel:
Litres (thousand)	4,073	3,910	1,399	47	9,429
Average strike price	$0.40	$0.41	$0.43	$0.41	$0.41
The unrealized fair value of these contracts at June 30, 2017 was $(1.0) million.
Interest rate swaps
During the year ended December 31, 2016, the Company entered into a series of interest swaps with a notional amount of $100 million with settlements scheduled between September 2016 and May 2019. Under these contracts, the Company receives a floating rate equal to the 3 month United States dollar LIBOR rate and pays a fixed rate of 1.04%. These derivative instruments were not designated as hedges by the Company and are being recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations. The unrealized fair value of these contracts at June 30, 2017 was $1.0 million.

Operating activities
Cash flow provided by operating activities was $48.0 million in the second quarter of 2017 compared to $67.6 million in the second quarter of 2016, a decrease of $19.6 million. This decrease is mainly due to the increase in cash operating costs in the second quarter of 2017 compared to the second quarter of 2016. In addition, the second quarter of 2017 was negatively impacted by non-cash working capital changes of negative $8.4 million compared with $2.3 million in the second quarter of 2016. The main changes in non-cash working capital in the quarter related to a $3.5 million increase in short-term value-added and other tax receivables, a $2.1 million decrease in accounts payable and accrued liabilities and a $1.6 million decrease in taxes payable.
Cash flow provided by operating activities was $87.6 million in the first half of 2017 compared to $239.2 million in the first half of 2016, a decrease of $151.6 million. This decrease is mainly due to $120 million of proceeds received from the Prepaid Sales transactions in the first quarter of 2016. During the first half of 2017, $30 million of proceeds were received from the Prepaid Sales transactions, while $30 million of March 2016 Prepaid Sales contracts were delivered into with no further cash received. Proceeds from Prepaid Sales transactions are received in advance in the period in which the Prepaid Sales transactions are entered into. No additional cash proceeds are received in the period in which ounces underlying the Prepaid Sales are delivered into. For accounting purposes, as the Company physically delivers into the contracts in subsequent periods, a portion of the original Prepaid Sales proceeds is recognized in revenue. For the first half of 2017, the Company delivered 25,816 ounces into these contracts. The decrease in cash flow provided by operating activities is also due to the increase in cash operating costs in the first half of of 2017 compared to the first half of 2016 and the negative impact of working capital changes of negative $25.3 million compared with negative $3.7 million in the first half of 2016. The main changes in non-cash working capital in the first half of 2017 related to a $8.0 million increase in inventory balances mainly related to the Otjikoto Mine, a decrease in current taxes payable of $7.8 million, an increase totalling $6.9 million in accounts receivable and prepaids and short-term value-added and other tax receivables and a $2.6 million decrease in accounts payable and accrued liabilities.
Financing activities
The Company’s cash from financing activities for the three months ended June 30, 2017 was a net inflow of $52.3 million. During the second quarter of 2017, the Company made drawdowns of $50 million on its existing RCF, drawdowns of Euro 10.3 million ($11.0 million equivalent) on its Fekola equipment loan facility and received proceeds from the exercise of stock options of $5.2 million. The Company made payments on equipment loan facilities of $4.7 million and interest and commitment payments of $7.0 million. In connection with the Fekola equipment loan facility, the Company is required to maintain a deposit in a DSRA equal at all times to the total of the principal, interest and other payments that become payable over the next six month period. During the second quarter of 2017, Euro 1.4 million was deposited in the DSRA account.

The Company’s cash from financing activities for the six months ended June 30, 2017 was a net inflow of $87.1 million. During the first half of 2017, the Company made drawdowns of $50 million on its existing RCF, drawdowns of Euro 35.0 million ($37.1 million equivalent) on its Fekola equipment loan facility and received proceeds from the exercise of stock options of $23.2 million. The Company made payments on equipment loan facilities of $7.3 million and interest and commitment payments of $9.5 million. During the first half of 2017, Euro 4.6 million was deposited in the DSRA account.

On August 11, 2016, the Company entered into an equity distribution agreement (the “ATM Agreement”) with two placement agents for the sale of common shares for aggregate gross proceeds of up to $100 million through “at the market” distributions under the Company’s prospectus supplement filed under its base shelf prospectus and registration statement. No common shares were issued under the ATM Agreement during the first half of 2017. During the second quarter of 2017, the Company terminated the ATM Agreement.
Investing activities
During the three months ended June 30, 2017, capital expenditures on sustaining capital, prestripping and development at the Otjikoto Mine (see “Otjikoto Mine” section) totalled $2.7 million (Q2 2016 - $7.6 million), the Masbate Mine (see “Masbate Mine” section) totalled $15.4 million (Q2 2016 - $8.8 million), the Libertad Mine (see “La Libertad Mine” section) totalled $8.7 million (Q2 2016 - $2.9 million), and the Limon Mine (see “El Limon Mine” section) totalled $3.1 million (Q2 2016 - $1.6 million). Capital expenditures at the Fekola Project for the second quarter of 2017 were $75.0 million (Q2 2016 - $51.0 million).
Expenditures on the Fekola Project to date are $513.9 million including $41 million of preconstruction expenditures compared with a budget to date of $522.3 million. The project remains ahead of schedule and on budget.

Exploration
Resource property expenditures on exploration are disclosed in the table below.

	For the three months ended June 30, 2017	For the three months ended June 30, 2016	For the six months ended June 30, 2017	For the six months ended June 30, 2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)
Masbate Mine, exploration	(1,418)	(1,212)	(2,810)	(1,678)
Libertad Mine, exploration	(2,188)	(1,003)	(3,469)	(1,729)
Limon Mine, exploration	(1,403)	(859)	(2,226)	(1,367)
Otjikoto Mine, exploration	(102)	(359)	(433)	(650)
Fekola Project, exploration	(2,293)	(362)	(3,740)	(1,286)
Kiaka Project, exploration	(929)	(671)	(1,954)	(1,137)
Fekola Regional, exploration	(1,741)	(1,194)	(3,584)	(1,695)
Toega Project, exploration	(2,016)	(790)	(3,143)	(940)
Other	(2,570)	(1,350)	(4,314)	(2,351)

	(14,660)	(7,800)	(25,673)	(12,833)

For 2017, the Company’s original total exploration budget was approximately $46.0 million. In the first quarter of 2017, an additional exploration budget of $7 million was approved for West Africa targets. Approximately $22 million of the revised $53 million 2017 budget will be used to support brownfields exploration at the producing mines (which for accounting purposes will be capitalized and included in the mine’s sustaining and non-sustaining capital costs). In addition, a significant portion of the 2017 exploration budget will be used at all sites to drill several targets that exhibit potential based on surface mapping, geochemical sampling and drilling completed in 2016. West Africa and Nicaragua will be a primary focus of 2017 exploration expenditures.
In 2017, approximately $27 million will be spent on exploration in Mali, Burkina Faso and Ghana. Exploration on the licences in Mali will total $15.4 million focusing on multiple targets close to the Fekola deposit. The 2017 budget for West Africa envisions completing 46,400 metres of diamond drilling, 65,900 metres of RC drilling, 32,900 metres of air-core drilling and 25,000 metres of auger drilling.
Fekola Project
Drilling is currently underway at the Kiwi zone, which is located directly to the north of, and along strike of, the current Fekola Deposit pit boundary. The Kiwi zone sits above the Fekola Deeps zone, and is open to the north, where previous deeper drilling had intersected wide zones of good-grade mineralization (see below). Prior to the Kiwi drilling, the Company assumed the Fekola Deeps zone could have the potential to be mined from underground in later years. If the Kiwi zone continues to intercept gold mineralization at depth, then the potential would be to extend the Fekola pit to the north and mine a portion of Kiwi and Fekola Deeps by open pit.
Fekola Regional
On June 15, 2017, the Company announced the maiden Mineral Resource estimate for the Anaconda area of the Fekola Project located in southwestern Mali and new exploration drill results from beneath the saprolite and for Anaconda. This initial Inferred Mineral Resource estimate is 21.59 million tonnes at 1.11 g/t gold for 767,000 ounces. The estimate is reported within a series of pit shells and above a 0.35 g/t gold cutoff grade. This saprolite-hosted gold mineralization remains open and B2Gold's Exploration group is continuing to explore the edges of the known zones, test for additional saprolite hosted mineralized zones and to explore for Fekola-style gold mineralization within the underlying bedrock.
The Anaconda Mineral Resource includes the Anaconda, Adder, Cobra, Cascabel, Mamba and Boomslang zones which occur as flat-lying to slightly dipping mineralized zones within saprolite and saprock. This resource occurs near surface and remains open along strike. At present, the combined Anaconda-Adder saprolite zone extends over 4.5 kilometres along strike and up to 500 metres wide at Anaconda and up to 200 metres wide at Adder. Within these zones, mineralized saprolite varies from several metres to over 40 metres thick, with an average true thickness of approximately 13.5 metres.

A conceptual engineering study is underway for Anaconda to determine the economics of mining and processing the soft saprolite material. Fekola capital and operating cost information is being used as a basis for the cost estimates. A base case of four million tonnes per year will be developed, and then larger and smaller cases will be factored depending on the estimated mineral resource. Metallurgical test programs have been completed and will form the basis of the design criteria for the processing plant. Environmental and social baseline studies are underway and will continue throughout 2017. Initial results indicate the potential for a standalone operation.
The 2016 exploration program identified several bedrock structures, below the saprolite, that may have weathered to create the extensive zones of saprolite-hosted gold mineralization. These mineralized bedrock structures have the potential to host new additional Fekola-style zones. Further drilling is ongoing to test these zones. The budgeted cost for the conceptual engineering study for Anaconda is approximately $2.2 million for 2017.
Toega Project
On February 13, 2017, the Company announced positive exploration drill results at the new Toega prospects near the Kiaka deposit. In 2016, a total of 19,433 metres of combined reverse circulation and diamond drilling was completed, to better define the limits of this discovery and to explore the immediate area for additional mineralization. The drilling expanded the known extents of mineralization at Toega to over 900 metres long, by up to 425 metres wide, with intersections of variable thickness occurring as deep as 250 metres below surface. Mineralization remains open down dip and down plunge at Toega.
Drilling is ongoing. Three drill rigs are currently on site with the objectives of expanding known mineralization at Toega and stepping out to test for additional mineralization at other targets in the region. Due to the increased size of the Toega zone, the Company now expects to release the initial mineral resource for Toega in the third quarter of 2017. Highlights from recent drilling include NKDD030, which intersected 22.40 metres at 5.20 g/t gold, from 242.00 metres.
Based on the positive results to date, B2Gold is undertaking initial mineral resource modeling. Once mineral resource estimates are available, in-house evaluations will commence to determine whether Toega constitutes a potential source of higher-grade feed for the Kiaka deposit or potentially a standalone project. Metallurgical, environmental and social baseline studies were initiated at Toega in 2016, and these programs are planned to continue throughout the year. The 2017 development budget for Toega is $0.8 million.
Otjikoto Mine
The total exploration budget for Namibia in 2017 is $5.1 million mainly for 5,000 metres of diamond drilling on the Otjikoto licence area, and 12,000 metres of diamond drilling and 5,000 metres of RAB drilling on the Ondundu joint venture project. An additional 5,000 metres of diamond and RC drilling are committed to new targets in and around the Otjikoto area.
Masbate Mine
The Masbate exploration budget for 2017 is approximately $5 million including 27,000 meters of drilling. The drilling is divided into brownfields drilling to upgrade resources within the mine licence area, totalling 16,000 metres of diamond drilling, and another 11,000 metres on regional targets. New targets such as Montana SE will be further tested.
La Libertad Mine
La Libertad’s exploration budget for 2017 is approximately $6.7 million for a total of 15,000 metres of planned diamond drilling. The program is comprised of 7,000 metres of brownfields (near mine) drilling and 8,000 metres of drilling planned on several regional targets.
El Limon Mine
El Limon’s exploration budget for 2017 is approximately $5 million for a total of 11,000 metres of planned diamond drilling focusing on extending the mine life. The Company has increased its exploration budget from $5 million to $7 million to follow up on encouraging drill results at and around the Limon site.

CRITICAL ACCOUNTING ESTIMATES
Full disclosure of the Company’s accounting policies and significant accounting judgments and estimation uncertainties in accordance with IFRS can be found in Note 5 of its audited consolidated financial statements as at December 31, 2016. Management considers the following estimates to be the most critical in understanding the judgments involved in preparing the Company’s interim consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:
Ore reserve and resource estimates
Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgments made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, and depreciation and amortization charges.
RECENT ACCOUNTING PRONOUNCEMENTS
IFRS 15 - Revenue from contracts with customers
The IASB has issued IFRS 15, Revenue from Contracts with Customers, which is effective for annual periods commencing on or after January 1, 2018. This new standard establishes a new control-based revenue recognition model which could change the timing of revenue recognition. The Company has evaluated the effect the standard will have on its sales recorded in its consolidated financial statements and expects that there will be no material impact to the timing or amounts of revenue recognized in its statement of operations.
IFRS 9 - Financial Instruments
The final version of IFRS 9, Financial Instruments, was issued in July 2014 to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories for financial assets: amortized cost and fair value. In addition, this new standard amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in OCI and guidance on financial liabilities and derecognition of financial instruments. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the effect the standard will have on its consolidated financial statements. From a preliminary review of the Company’s financial instruments, the Company expects the accounting for its convertible senior subordinated notes will change. Under IFRS 9, the fair value change of the convertible senior subordinated notes relating to the change in the Company’s credit risk will now be recorded through other comprehensive income.
IFRS 16 - Leases
The IASB has issued IFRS 16, Leases, which is effective for annual periods commencing on or after January 1, 2019. This new standard eliminates the classification of leases as either operating leases or finance leases and introduces a single lessee accounting model which requires the lessee to recognize assets and liabilities for all leases with a term of longer than 12 months. Early adoption is permitted provided IFRS 15 has already been adopted or is applied from the same date. The Company is currently evaluating the effect the standard will have on its consolidated financial statements.
RISKS AND UNCERTAINTIES
The exploration and development of natural resources are highly speculative in nature and the Company’s business operations, investments and prospects are subject to significant risks. For details of these risks, please refer to the risk factors set forth in the Company’s current Annual Information Form, which can be found under the Company’s corporate profile on SEDAR at www.sedar.com, the Company’s current Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov, and the Company’s other filings and submissions with securities regulators on SEDAR and EDGAR, which could materially affect the Company’s business, operations, investments and prospects and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, investments and prospects of the Company. If any of the risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.

INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation of financial statements.
The Company’s management has determined that there has been no change in the Company’s internal control over financial reporting during the three months ended June 30, 2017, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
NON-IFRS MEASURES
Cash operating costs per gold ounce and total cash costs per gold ounce
‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but, as non-IFRS measures, they do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures, along with sales, are considered to be additional key indicators of the Company’s ability to generate earnings and cash flow from its mining operations.

Cash cost figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per ounce are derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The tables below show a reconciliation of cash operating costs per ounce and total cash costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis:
Consolidated

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs per consolidated financial statements	80,798	66,146	147,845	127,790
Inventory sales adjustment	(4,159)	698	3,598	2,837

Cash operating costs	76,639	66,844	151,443	130,627
Royalties and production taxes per consolidated financial statements	5,653	5,565	11,415	11,421

Total cash costs	82,292	72,409	162,858	142,048

Gold production (ounces)	121,448	135,242	254,184	263,086

Cash operating costs per ounce ($/ounce)	631	494	596	497

Total cash costs per ounce ($/ounce)	678	535	641	540

Otjikoto Mine

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	21,660	12,920	36,901	27,296
Inventory sales adjustment	(91)	1,058	2,336	294

Cash operating costs	21,569	13,978	39,237	27,590
Royalties and production taxes	1,794	1,227	3,230	2,564

Total cash costs	23,363	15,205	42,467	30,154

Gold production (ounces)	41,163	36,172	83,937	71,875

Cash operating costs per ounce ($/ounce)	524	386	467	384

Total cash costs per ounce ($/ounce)	568	420	506	420
Masbate Mine

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	29,599	23,386	54,578	44,631
Inventory sales adjustment	(3,817)	(738)	(1,254)	2,078

Cash operating costs	25,782	22,648	53,324	46,709
Royalties and production taxes	2,720	2,662	5,751	5,564

Total cash costs	28,502	25,310	59,075	52,273

Gold production (ounces)	49,930	57,188	102,492	109,915

Cash operating costs per ounce ($/ounce)	516	396	520	425

Total cash costs per ounce ($/ounce)	571	443	576	476

La Libertad Mine

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	19,410	21,953	39,289	39,092
Inventory sales adjustment	(400)	146	511	1,202

Cash operating costs	19,010	22,099	39,800	40,294
Royalties and production taxes	608	814	1,323	1,559

Total cash costs	19,618	22,913	41,123	41,853

Gold production (ounces)	22,615	30,807	51,154	60,005

Cash operating costs per ounce ($/ounce)	841	717	778	672

Total cash costs per ounce ($/ounce)	867	744	804	697
El Limon Mine

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	10,129	7,887	17,077	16,771
Inventory sales adjustment	149	232	2,005	(737)

Cash operating costs	10,278	8,119	19,082	16,034
Royalties and production taxes	531	862	1,111	1,734

Total cash costs	10,809	8,981	20,193	17,768

Gold production (ounces)	7,740	11,075	16,601	21,291

Cash operating costs per ounce ($/ounce)	1,328	733	1,149	753

Total cash costs per ounce ($/ounce)	1,397	811	1,216	835
All-in sustaining costs per gold ounce
In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “all-in sustaining costs per gold ounce”, but as a non-IFRS measure, it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The World Gold Council standard became effective January 1,

2014. Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently.
B2Gold defines all-in sustaining costs per ounce as the sum of cash operating costs, royalty and production taxes, capital expenditures and exploration costs that are sustaining in nature, corporate general and administrative costs, share-based payment expenses related to RSUs, community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total gold ounces produced to arrive at a per ounce figure.
The tables below shows a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis:

Consolidated

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs per consolidated financial statements	80,798	66,146	147,845	127,790
Inventory sales adjustment	(4,159)	698	3,598	2,837

Cash operating costs	76,639	66,844	151,443	130,627
Royalties and production taxes per consolidated financial statements	5,653	5,565	11,415	11,421
Corporate administration per consolidated financial statements	9,363	8,174	16,744	15,662
Share-based payments – RSUs(1)	2,057	792	2,449	2,841
Community relations	1,091	958	2,671	1,845
Reclamation liability accretion (2)	374	262	748	581
Realized (gains) losses on fuel derivative contracts	(160)	1,332	(755)	3,300
Sustaining capital expenditures(3)	20,424	11,564	46,419	39,013
Sustaining mine exploration(3)	2,878	3,433	5,127	5,424

Total all-in sustaining costs	118,319	98,924	236,261	210,714

Gold production (ounces)	121,448	135,242	254,184	263,086

All-in sustaining cost per ounce ($/ounce)	974	731	929	801
(1) Included as a component of Share-based payments on the statement of operations.
(2) Excludes reclamation accretion relating to Kiaka and Fekola.
(3) Refer to Sustaining Capital Expenditures and Sustaining Mine Exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Consolidated operating mine capital expenditures	29,848	20,955	64,277	58,337
Otjikoto Mine non-sustaining capital expenditures	(179)	(4,040)	(628)	(9,443)
Masbate Mine non-sustaining capital expenditures	(2,438)	(5,301)	(7,449)	(9,719)
La Libertad Mine non-sustaining capital expenditures	(6,125)	(50)	(9,021)	(162)
El Limon Mine non-sustaining capital expenditures	(682)	—	(760)	—

Consolidated sustaining capital expenditures	20,424	11,564	46,419	39,013

The table below shows a reconciliation of sustaining mine exploration to mine exploration as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Consolidated mine exploration	5,111	3,433	8,938	5,424
Otjikoto Mine non-sustaining mine exploration	(31)	—	(362)	—
Masbate Mine non-sustaining mine exploration	(325)	—	(473)	—
La Libertad Mine non-sustaining mine exploration	(1,136)	—	(1,801)	—
El Limon Mine non-sustaining mine exploration	(741)	—	(1,175)	—

Consolidated sustaining mine exploration	2,878	3,433	5,127	5,424

Otjikoto Mine

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	21,660	12,920	36,901	27,296
Inventory sales adjustment	(91)	1,058	2,336	294

Cash operating costs	21,569	13,978	39,237	27,590
Royalties and production taxes	1,794	1,227	3,230	2,564
Corporate administration	1,218	982	2,761	1,849
Share-based payments – RSUs(1)	14	89	38	145
Community relations	247	117	544	155
Reclamation liability accretion	89	55	179	121
Realized losses (gains) on fuel derivative contracts	38	234	(154)	480
Sustaining capital expenditures(2)	2,476	3,578	14,579	16,883
Sustaining mine exploration(2)	71	359	71	650

Total all-in sustaining costs	27,516	20,619	60,485	50,437

Gold production (ounces)	41,163	36,172	83,937	71,875

All-in sustaining cost per ounce ($/ounce)	668	570	721	702
(1) Included as a component of Share-based payments on the statement of operations.
(2) Refer to Sustaining Capital Expenditures and Sustaining Exploration reconciliations below.

The table below shows a reconciliation of the Otjikoto Mine sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine capital expenditures	2,655	7,618	15,207	26,326
Solar plant	—	—	(11)	—
Wolfshag underground feasibility study	(179)	—	(617)	—
Prestripping	—	(4,040)	—	(9,443)

Sustaining capital expenditures	2,476	3,578	14,579	16,883

The table below shows a reconciliation of Otjikoto Mine sustaining mine exploration to mine exploration as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine exploration	102	359	433	650
Otjikoto Mine regional exploration	(31)	—	(362)	—

Sustaining mine exploration	71	359	71	650
Masbate Mine

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	29,599	23,386	54,578	44,631
Inventory sales adjustment	(3,817)	(738)	(1,254)	2,078

Cash operating costs	25,782	22,648	53,324	46,709
Royalties and production taxes	2,720	2,662	5,751	5,564
Corporate administration	851	784	1,737	1,469
Reclamation liability accretion	125	120	251	251
Realized (gains) losses on fuel derivative contracts	(153)	810	(430)	2,090
Sustaining capital expenditures(1)	12,974	3,535	22,917	7,631
Sustaining mine exploration(1)	1,093	1,212	2,337	1,678

Total all-in sustaining costs	43,392	31,771	85,887	65,392

Gold production (ounces)	49,930	57,188	102,492	109,915

All-in sustaining cost per ounce ($/ounce)	869	556	838	595
(1) Refer to Sustaining Capital Expenditures and Sustaining Exploration reconciliations below.

The table below shows a reconciliation of the Masbate Mine sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine capital expenditures	15,412	8,836	30,366	17,350
Plant upgrades	(773)	(5,301)	(2,971)	(9,719)
Prestripping	—	—	(1,270)	—
Land acquisitions	(341)	—	(829)	—
Powerhouse upgrade	(1,324)	—	(2,379)	—

Sustaining capital expenditures	12,974	3,535	22,917	7,631

The table below shows a reconciliation of Masbate Mine sustaining mine exploration to mine exploration as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine exploration	1,418	1,212	2,810	1,678
Masbate Mine regional exploration	(325)	—	(473)	—

Sustaining mine exploration	1,093	1,212	2,337	1,678

La Libertad Mine

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	19,410	21,953	39,289	39,092
Inventory sales adjustment	(400)	146	511	1,202

Cash operating costs	19,010	22,099	39,800	40,294
Royalties and production taxes	608	814	1,323	1,559
Corporate administration	823	1,304	1,764	2,323
Community relations	541	613	1,543	1,219
Reclamation liability accretion	88	38	175	92
Realized (gain) losses on fuel derivative contracts	(45)	288	(171)	730
Sustaining capital expenditures(1)	2,552	2,870	3,248	11,538
Sustaining mine exploration(1)	1,052	1,003	1,668	1,729

Total all-in sustaining costs	24,629	29,029	49,350	59,484

Gold production (ounces)	22,615	30,807	51,154	60,005

All-in sustaining cost per ounce ($/ounce)	1,089	942	965	991
(1) Refer to Sustaining Capital Expenditures and Sustaining Exploration reconciliations below.

The table below shows a reconciliation of La Libertad Mine sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine capital expenditures	8,677	2,920	12,269	11,700
Jabali underground development	(1,007)	(50)	(1,523)	(162)
San Juan underground development	—	—	(17)	—
Jabali Antenna resettlement and development	(40)	—	(237)	—
Land acquisitions	(2,779)	—	(2,783)	—
Tailings dam	(2,299)	—	(4,461)	—

Sustaining capital expenditures	2,552	2,870	3,248	11,538

The table below shows a reconciliation of Libertad Mine sustaining mine exploration to mine exploration as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine exploration	2,188	1,003	3,469	1,729
Libertad Mine regional exploration	(1,136)	—	(1,801)	—

Sustaining mine exploration	1,052	1,003	1,668	1,729
El Limon Mine

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	10,129	7,887	17,077	16,771
Inventory sales adjustment	149	232	2,005	(737)

Cash operating costs	10,278	8,119	19,082	16,034
Royalties and production taxes	531	862	1,111	1,734
Corporate administration	466	720	1,018	1,244
Community relations	303	228	584	471
Reclamation liability accretion	72	49	143	117
Sustaining capital expenditures(1)	2,422	1,581	5,675	2,961
Sustaining exploration(1)	662	859	1,051	1,367

Total all-in sustaining costs	14,734	12,418	28,664	23,928

Gold production (ounces)	7,740	11,075	16,601	21,291

All-in sustaining cost per ounce ($/ounce)	1,904	1,121	1,727	1,124
(1) Refer to Sustaining Capital Expenditures and Sustaining Exploration reconciliations below.

The table below shows a reconciliation of El Limon Mine sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine capital expenditures	3,104	1,581	6,435	2,961
Veta Nueva underground development	(437)	—	(515)	—
Ore tailings project	(245)	—	(245)	—

Sustaining capital expenditures	2,422	1,581	5,675	2,961

The table below shows a reconciliation of El Limon Mine sustaining mine exploration to mine exploration as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine exploration	1,403	859	2,226	1,367
Limon Mine regional exploration	(741)	—	(1,175)	—

Sustaining mine exploration	662	859	1,051	1,367
Adjusted net income and adjusted earnings per share - basic
Adjusted net income and adjusted earnings per share - basic are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted net income as net income (loss) adjusted for non-recurring and significant recurring non-cash items. The Company defines adjusted earnings per share - basic as adjusted net income divided by the basic weighted number of common shares outstanding.
Management believes that the presentation of adjusted net income and adjusted earnings per share - basic is appropriate to provide additional information to investors regarding items that the Company does not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company’s ongoing operating performance. Management further believes that its presentation of these non-IFRS financial measures provide information that is useful to investors because they are important indicators of the strength of the Company’s operations and the performance of the Company’s core business. Accordingly, it is intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.

A reconciliation of net income to adjusted net income as extracted from the unaudited condensed interim consolidated financial statements is set out in the table below:

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Consolidated net income (loss) for the period	19,264	(11,806)	14,707	(5,155)
Adjustments for non-recurring and significant recurring non-cash items:
Share-based payments	7,713	2,087	9,314	7,472
Write-down of mineral property interests	—	3,867	1,439	3,867
Gain on sale of Lynn Lake royalty	(6,593)	—	(6,593)	—
Unrealized (gains) losses on fair value of convertible notes	(2,478)	37,434	11,978	43,393
Unrealized (gains) losses on derivative instruments	(2,867)	650	2,470	10,100
Write-down of long-term investments	573	182	1,456	182
Deferred income tax recovery	(2,761)	(3,437)	(2,563)	(12,010)

Adjusted net income for the period	12,851	28,977	32,208	47,849

Basic weighted average number of common shares outstanding (in thousands)	976,527	930,235	973,500	928,690

Adjusted net earnings per share–basic ($/share)	0.01	0.03	0.03	0.05

SUMMARY OF QUARTERLY RESULTS

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

	2017	2017	2016	2016	2016	2016	2015	2015

Gold revenue ($ in thousands)	164,322	146,256	181,189	193,049	164,803	144,252	139,008	139,250

Net income (loss) for the period ($ in thousands)	19,264	(4,557)	8,077	35,678	(11,806)	6,651	(115,085)	(13,585)

Earnings (loss) per share(1) – basic ($)	0.02	(0.01)	0.01	0.04	(0.01)	0.01	(0.13)	(0.02)

Earnings (loss) per share(1) – diluted ($)	0.02	(0.01)	0.00	0.04	(0.01)	0.01	(0.13)	(0.02)

Cash flows from operating activities ($ in thousands)	48,023	39,599	82,338	90,316	67,604	171,553	48,513	33,911

Gold sold (ounces)	131,737	119,937	151,524	145,029	130,829	120,899	127,482	124,481

Average realized gold price ($/ounce)	1,247	1,219	1,196	1,331	1,260	1,193	1,090	1,119

Gold produced (ounces)	121,448	132,736	140,651	146,686	135,242	127,844	131,469	124,371

Cash operating costs(2) ($/ounce gold)	631	564	546	491	494	499	527	584

Total cash costs(2) ($/ounce gold)	678	607	591	544	535	545	580	627

All-in sustaining costs(2) ($/ounce gold)	974	889	877	702	731	874	807	875

Adjusted net income(2) ($ in thousands)	12,851	19,357	2,506	48,617	28,977	18,872	1,640	2,187

Adjusted earnings per share(2) - basic ($)	0.01	0.02	0.00	0.05	0.03	0.02	0.00	0.00

(1)	Attributable to the shareholders of the Company.

(2)
Non-IFRS Measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

Quarterly gold revenue in 2017 has decreased from 2016 levels due to lower production levels in 2017 compared to 2016 as well as a decrease in the average realized gold price. 2016 increased significantly from 2015 levels in all quarters of 2016 due to the strong operating performance of the mines combined with the increase in the average realized gold price. Net income in the 2016 quarters also reflect the strong operating performance of the mines. The net loss in the second quarter of 2016 reflected a $37.4 million loss on change in the fair value of the convertible notes. The net loss in the fourth quarter of 2015 reflects the $108.0 million impairment charge relating to the Company’s El Limon and La Libertad mines and investment in Gramalote joint venture.
Quarterly cash flows provided by operating activities for the first and second quarter of 2017 included $15 million proceeds each in proceeds from the Company's Prepaid Sales transactions, while the first quarter of 2016 include $120 million in proceeds from the Company’s Prepaid Sales transactions. The higher cash flows provided by operating activities in 2016 compared to 2017 and 2015 reflect higher revenues and strong operational mine results in 2016.

OUTLOOK
The core activities of the Company remain its current mining operations, the construction of its Fekola Mine and numerous exploration programs. Based on Fekola’s current mine construction progress, construction is three months ahead of schedule and is planning for an October 1, 2017 production start. Looking forward to 2018, with the planned first full year of production from the Fekola Project (based on current assumptions and updates to the Company’s long-term mine plans), the Company is projecting a significant consolidated gold production increase of approximately 65% (from 2016) for a 2018 production range of between 900,000 and 950,000 ounces. With the inclusion of low cost Fekola production, the Company’s forecast consolidated cash operating costs per ounce and all-in sustaining cost per ounce are expected to decrease in 2018 (compared to 2017) and be comparable to the Company’s 2016 revised cost guidance ranges (of $500 to $535 per ounce for cash operating costs and $780 to $810 per ounce for all-in sustaining cost). In conjunction with this the Company's revenues and consolidated operating cash flows are also expected to increase significantly.
In addition to its development of Fekola and strong operating performance of its existing mines, the Company continues to pursue its organic growth strategy. Sustainable organic growth also requires a continued focus on exploration, permitting and feasibility programs at the Company’s existing projects. Exploration will also focus on drilling additional greenfield opportunities. The Company has a significant exploration budget for 2017 totalling $55 million, which includes a $9 million increase approved in the first and second quarters of 2017. The most significant areas of exploration focus for the Company are in West Africa and Nicaragua. In Mali, the Company continues to follow up on successful exploration results at and around Fekola. On June 15, 2017, the Company announced an initial resource for its Anaconda prospect. This saprolite-hosted gold mineralization in the Fekola district remains open and the Company's exploration group is continuing to explore the edges of the known zones. In addition several structures in the sulphide zone underlying known saprolite mineralization in the Fekola district show promising drill intersections that warrant further aggressive follow up to test for Fekola style gold mineralization. In Burkina Faso, drilling at the Toega prospect remains ongoing. Due to the increased size of the Toega zone, the Company now expects to release the initial mineral resource for Toega by the end of the third quarter of 2017 and the Company also expects to subsequently undertake an in-house evaluation to determine whether Toega constitutes a potential source of higher-grade feed for the Kiaka deposit or potentially a standalone project. In Nicaragua, the Company has increased its exploration budget from $5 million to $7 million to follow up on encouraging drill results at and around the Limon site.
In addition to the promising exploration programs described above, the Company believes it is also well positioned to evaluate and consider external acquisition prospects. With the announcement of the recently upsized RCF to $500 million, the Company has given itself increased financial flexibility. Proceeds from the new upsized RCF will be used for general corporate purposes and may be used to prepay or repay the Company's existing convertible notes and for financing acquisitions. To date B2Gold’s dramatic production growth profile has been achieved through a series of accretive acquisitions, on time and on budget mine construction, strong mine operating performance and exploration success. The Company’s objective is to continue its successful growth strategy of acquisition and exploration, irrespective of the gold cycle.
OUTSTANDING SHARE DATA
At August 9, 2017, 978,502,218 common shares were outstanding. In addition, there were approximately 59.5 million stock options outstanding with exercise prices ranging between Cdn.$0.84 to Cdn.$4.87 per share and approximately 1.2 million RSUs outstanding.
CAUTION ON FORWARD-LOOKING INFORMATION
This Management’s Discussion and Analysis includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections, estimates and other statements regarding future financial and operational performance, events, production, revenue, costs, including projected consolidated cash operating costs and all-in sustaining costs, capital expenditures, acquisitions, investments, budgets, ore grades, sources and types of ore, stripping ratios, throughput, cash flows, growth and acquisitions; production estimates and guidance, including the Company’s projected gold production of between 530,000 to 570,000 ounces in 2017, production being weighted towards the second half of 2017 and projected gold production of between 900,000 and 950,000 ounces in 2018 and expected decrease of forecast consolidated cash operating costs and all-in sustaining costs, and significant increase in the Company’s revenues and consolidated operating cash flows, in 2018; and statements regarding anticipated exploration, development, construction, production, permitting and other activities and achievements of the Company, including: expected grades and sources of ore to be processed in 2017; negotiations with the State of Mali and the potential outcomes thereof, including finalizing the Shareholder’s Agreement with the State of Mali and the ownership of Fekola SA; the State of Mali’s potential acquisition of an additional 10% interest in Fekola SA and certain other matters under the 2012 Mining Code and the Fekola Convention; the development and production from the Fekola Project commencing October 1, 2017 and the expected transition from construction to steady-state operations in 2017; the Fekola Project being approximately three months ahead of schedule, on budget and fully funded; the Fekola Mine being a low cost mine and its anticipated effect on the Company’s gold production and per ounce costs and being the most significant contributor to an expected increase in production in 2018; the Fekola mill expansion being completed in late 2017, with potential throughput of up to five million tonnes per year in the initial years of production, and the potential to increase estimated production at Fekola; the expected mine life of the Fekola Project; the expected completion of the updated financial analysis for the Fekola Project by the end of Q3 2017; the forecasted increase in cash flows from operations in 2018; the timing and cost to complete the relocation of Fadougou according to the resettlement action plan; completion of geotechnical, hydrogeological and design studies for the Wolfshag zone and life-of-mine production plans for the Otjikoto Mine; the projections included in existing technical reports, economic assessments and feasibility studies, including the feasibility studies for the Fekola Project and the Wolfshag zone; anticipated or potential new technical reports and studies, including the potential findings and conclusions thereof; the resolution of the audit by the DENR in relation to the Masbate Mine and the final outcome thereof; the plant upgrade at Masbate improving gold recoveries and sustaining throughput; expected replacement and expansion of the Masbate Mine fleet, including the scheduled arrival of drill fleet and haul trucks, and the expected decrease in equipment purchases at Masbate in 2018; the completion of permitting and resettlement activities in respect of underground development at the Jabali Antenna Pit and receipt of a mining permit to start production in early 2018; production from the San Juan and San Diego Pits as early as the third quarter of 2017; San Juan and San Diego Pits going into production ahead of the Jabali Antena Pit and mostly offsetting any deferral in production from the Jabali Antenna Pit; higher strip ratios at the Masbate and Otjikoto mines; timing differences on the incursion of prestripping costs at the Otjikoto Mine and mobile equipment purchases at the Masbate Mine; the expected mine life for La Libertad Mine and the expectation that mining operations may be extended by up to an additional two years beyond existing mineral reserves; increases to gold production at El Limon as a result of successful rehabilitation of a key dewatering well at Santa Pancha 1; the timing to complete the prefeasibility study on Gramalote; planned exploration and exploration budgets, including the planned exploration in Mali, Nicaragua, Burkina Faso and Ghana and the results thereof; the expected timing and results of in-house evaluations of Toega; the expected timing to complete initial resource estimates for Toega; the initial mineral resource estimate for Anaconda and the initial results of a conceptual engineering study; the potential to expand the Fekola Pit; the potential to develop and produce from currently non-producing properties; the delivery of ounces under the Prepaid Sales transactions; the increase in the amount of the revolving credit facility upon certain binding commitments and the intended use of proceeds therefrom; the adequacy of capital for continued operations, including access to funding under the debt and equity funding facilities described herein; the effect IFRS 9, Financial Instruments, may have on accounting standards for the convertible senior subordinated notes and estimates regarding the outcome of tax audits. Estimates of mineral resources and reserves are also forward looking statements because they constitute projections, based on certain estimates and assumptions, regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this Management’s Discussion and Analysis that address events or developments that the Company expects to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.
Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the volatility of metal prices and the Company’s common shares; risks and dangers inherent in exploration, development and mining activities; uncertainty of reserve and resource estimates; risk of not achieving production, cost or other estimates; risk that actual production, development plans and costs differ materially from the estimates in the Company’s feasibility studies; risks related to hedging activities and ore purchase commitments; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; uncertainty about the outcome of negotiations with the Government of Mali; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; ability to successfully integrate new acquisitions; fluctuations in exchange rates; availability of financing and financing risks; risks related to operations in foreign and developing countries and compliance with foreign laws; risks related to remote operations and the availability adequate infrastructure, fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; risks related to reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; dependence on key personnel and ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; changes in tax laws; community support for the Company’s operations including risks related to strikes and the halting of such operations from time to time; risks related to conflict with small scale miners; risks related to failures of information systems or information security threats; the ongoing audit by the DENR in relation to the Company’s Masbate Project and the final outcome thereof; ability to maintain adequate internal control over financial reporting as required by law; risks related to compliance with anti-corruption laws; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company’s forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES
This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. All mineral resource and reserve estimates included in this Management’s Discussion and Analysis and the documents referenced herein have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7. Consequently, reserve and resource information contained in this Management’s Discussion and Analysis and the documents referenced herein is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.
In particular, the SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this Management’s Discussion and Analysis and the documents referenced herein may not qualify as “reserves” under SEC standards.
In addition, this Management’s Discussion and Analysis and the documents referenced herein may use the terms “mineral resources”, ‘measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The SEC’s Industry Guide 7 does not recognize mineral resources and U.S. companies are generally not permitted to disclose resources in documents they file with the SEC. Investors are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral reserves. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of an inferred mineral resource exists. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or, except in limited circumstances, other economic studies. It cannot be assumed that all or any part of “inferred mineral resources” will ever be upgraded to a higher category or mineral resources or that mineral resources will be classified as mineral reserves. Investors are cautioned not to assume that any part of the reported “inferred mineral resources” in this Management’s Discussion and Analysis or the documents referenced herein is economically or legally mineable. For the above reasons, information contained or referenced in this Management’s Discussion and Analysis that describes the Company’s mineral reserve and resource estimates or that describes the results of feasibility or other studies is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.
QUALIFIED PERSONS
Tom Garagan, Senior Vice President of Exploration, a qualified person under NI 43-101, has approved the disclosure of the information regarding the Anaconda mineral resource and Mr. Garagan and Peter Montano, Project Director, also a qualified person under NI 43-101, have approved the disclosure of all other scientific and technical information contained in this MD&A.